UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ACQUITY GROUP LIMITED

(Name of Issuer)

Ordinary Shares, Par Value $0.0001 per share

(Title of Class of Securities)

00489C103

(CUSIP Number)

Sarkis Jebejian, P.C.

Michael Brueck

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 17, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box.   ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00489C103	SCHEDULE 13D	Page 2 of 12 Pages

1.	Name of Reporting Person Accenture Holdings B.V.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,591,450 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,591,450 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 52.6% (1)
14.	Type of Reporting Person CO

(1)	Beneficial ownership of the Ordinary Shares (as defined below) is being reported hereunder solely because Accenture Holdings (as defined below) may be deemed to have beneficial ownership of such Ordinary Shares as a result of the Support Agreement (as defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Accenture Holdings that it is the beneficial owner of any such Ordinary Shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 48,654,224 Ordinary Shares outstanding as of May 17, 2013 on a fully diluted basis, as represented by Acquity (as defined below) in the Merger Agreement (as defined below).

CUSIP No. 00489C103	SCHEDULE 13D	Page 3 of 12 Pages

1.	Name of Reporting Person Accenture plc
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ireland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,591,450 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,591,450 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 52.6% (2)
14.	Type of Reporting Person CO

(2)	Beneficial ownership of the Ordinary Shares is being reported hereunder solely because Accenture Holdings may be deemed to have beneficial ownership of such Ordinary Shares as a result of the Support Agreement and because Accenture (as defined below), as the controlling shareholder of Accenture Holdings, may be deemed to have beneficial ownership of any Ordinary Shares which Accenture Holdings is deemed to beneficially own. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Accenture that it is the beneficial owner of any such Ordinary Shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 48,654,224 Ordinary Shares outstanding as of May 17, 2013 on a fully diluted basis, as represented by Acquity in the Merger Agreement.

CUSIP No. 00489C103	SCHEDULE 13D	Page 4 of 12 Pages

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Acquity Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Acquity”). According to Acquity’s Registration Statement on Form 8-A, dated March 29, 2012, American Depositary Shares (each, an “ADS”) representing the Ordinary Shares, with 1 ADS representing 2 Ordinary Shares, are listed on the NYSE MKT (f/k/a the NYSE AMEX) and registered under Section 12 of the Act, and the Ordinary Shares are so listed and registered solely in connection with the listing and registration of the ADSs. The CUSIP number set forth on the cover of this Schedule 13D is the CUSIP number assigned to the ADSs.

The principal executive offices of Acquity are located at 6th Floor, Alexandra House, 18 Chater Road, Hong Kong. The registered office of Acquity is located at 190 Elgin Avenue, George Town, Grand Cayman KYI-9005, Cayman Islands.

Item 2.	Identity and Background

This Schedule 13D is being filed by Accenture Holdings B.V. (“Accenture Holdings”), a private company with limited liability registered in the Netherlands, and Accenture plc (“Accenture”), a company organized and existing under the laws of Ireland (collectively, the “Reporting Persons”).

Accenture Holdings’ principal executive offices are located at Gustav Mahlerplein 90, 1082MA Amsterdam Netherlands. Accenture’s principal executive offices are located at 1 Grand Canal Square, Grand Canal Harbour, Dublin 2, Ireland.

Accenture is a global management consulting, technology services and outsourcing company. Accenture Holdings is a wholly-owned subsidiary of Accenture.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons is set forth on Schedule A, which is incorporated herein by reference.

During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

The Merger Agreement

On May 17, 2013, Accenture Holdings, Mahi Acquisition Corporation Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Accenture Holdings (“Merger Sub”), and Acquity entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and upon the terms and subject to the satisfaction or waiver of each of the applicable conditions set forth therein, Accenture Holdings and Acquity have agreed to enter into a business combination transaction, pursuant to which Merger Sub will be merged with and into Acquity (the “Merger”), with Acquity continuing as the surviving corporation (the “Surviving Corporation”) and as a wholly-owned subsidiary of Accenture Holdings.

CUSIP No. 00489C103	SCHEDULE 13D	Page 5 of 12 Pages

At the effective time of the Merger (the “Effective Time”), (i) each Ordinary Share issued and outstanding immediately prior to the Effective Time (other than certain excluded shares) shall be cancelled in exchange for the right to receive an amount in cash equal to $6.50 per Ordinary Share, without interest (the “Per Share Merger Consideration”), (ii) each ADS issued and outstanding immediately prior to the Effective Time (each of which represents two Ordinary Shares) shall be cancelled in exchange for the right of the holder of such ADS to receive an amount in cash equal to $13.00 per ADS, without interest, and (iii) each restricted Ordinary Share that remains outstanding as of immediately prior to the Effective Time shall cease to represent a right or award with respect to Company Shares and shall entitle the former holder thereof to receive a cash amount equal to the Per Share Merger Consideration. The proposed transaction values the equity of Acquity at approximately $316 million. Consummation of the Merger is subject to certain conditions, including the approval of the shareholders of Acquity and certain regulatory conditions.

Acquity, Accenture Holdings and Merger Sub have made certain representations, warranties and covenants in the Merger Agreement. In particular, Acquity has agreed not to (and to cause its representatives not to), directly or indirectly, (i) solicit or initiate, or take any other action to knowingly facilitate or encourage, any alternative business combination proposal involving Acquity, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data concerning, Acquity to any person in connection with, or with the intent to induce the making, submission or announcement of, or the intent to encourage or assist, any alternative business combination proposal involving Acquity or (iii) approve, endorse, recommend, execute or enter into any alternative business combination involving Acquity, in each case, subject to certain limited exceptions.

Accenture Holdings anticipates that, if the Merger is completed in accordance with the Merger Agreement, the listing of the ADSs on the NYSE MKT will be terminated and that Acquity will terminate its registration and reporting obligations under the Act.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

The representations, warranties and covenants of Accenture Holdings, Merger Sub and Acquity contained in the Merger Agreement (i) have been qualified by matters specifically disclosed in Acquity’s filings with the SEC and confidential disclosures made in the disclosure schedules delivered in connection with the Merger Agreement, (ii) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (iii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (iv) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures.

The Support Agreement

To induce Accenture Holdings to enter into the Merger Agreement, on May 17, 2013, Surfmax Investment Partners Limited, Datai Bay Investments Ltd. and SHK Asian Opportunities Holdings Ltd. entered into a Support Agreement with Accenture Holdings substantially in the form attached as Exhibit 2 to this Schedule 13D (the “Support Agreement”) with respect to the Ordinary Shares beneficially owned by such shareholders (each, a “Supporting Shareholder” and collectively, the “Supporting Shareholders”) and all Ordinary Shares acquired by any Supporting Shareholder during the term of the Support Agreement (all such Ordinary Shares, the “Subject Shares”).

CUSIP No. 00489C103	SCHEDULE 13D	Page 6 of 12 Pages

Pursuant to the Support Agreement, each of the Supporting Shareholders agreed to grant an irrevocable proxy to Accenture Holdings to (i) appear and cause to be present all of such Supporting Shareholder’s Subject Shares at any meeting of shareholders of Acquity held to consider the adoption of the Merger Agreement and (ii) vote all of the Subject Shares (a) in favor of the approval and adoption of the Merger Agreement and approval of the Merger, (b) against any alternative proposal for a business combination involving Acquity, (c) in favor of any other matter necessary to consummate the Merger and (d) against any action or proposal that would reasonably be expected to, in a material manner, impede, adversely affect or delay the timely consummation of the Merger or the fulfillment of any of Acquity’s obligations under the Merger Agreement. Each Supporting Shareholder has further agreed to cause such Shareholder’s Subject Shares to be voted in accordance with the foregoing. The foregoing obligations of each Supporting Shareholder will apply whether or not the approval and adoption of the Merger Agreement is or continues to be recommended by the board of directors of Acquity.

Under the Support Agreement, each of the Supporting Shareholders agreed not to, directly or indirectly, (i) make, solicit or initiate, or take any other action to knowingly facilitate or encourage, any alternative business combination proposal involving Acquity, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding any alternative business combination proposal involving Acquity, (iii) enter into any agreement relating to any alternative business combination involving Acquity or (iv) make any public announcement regarding the Merger Agreement, the Merger or the Support Agreement without the prior written consent of Accenture Holdings, in each case, subject to certain limited exceptions.

Each Supporting Shareholder has also agreed not to, directly or indirectly, (i) sell, transfer or otherwise dispose of any of the Subject Shares or (ii) enter into any voting agreement or arrangement or grant any proxy or power of attorney with respect to the Subject Shares that is inconsistent with the Support Agreement.

The obligations of each Supporting Shareholder under the Support Agreement will terminate upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement or any amendment to the Merger Agreement which materially and adversely affects such Supporting Shareholder, and (iii) the written agreement of the Supporting Shareholders and Accenture Holdings to terminate the Support Agreement.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, a form of which is attached as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

Shared voting power with respect to the Ordinary Shares beneficially owned by the Supporting Shareholders may be deemed to have been acquired through execution of the Support Agreement. At the time of signing the Support Agreement, the Supporting Shareholders collectively owned 25,591,450 Ordinary Shares, or approximately 52.6% of the outstanding Ordinary Shares based on the number of Ordinary Shares outstanding as of May 17, 2013 on a fully diluted basis. Schedule B lists the names of each Supporting Shareholder and the number of Subject Shares held by each Supporting Shareholder as of the date of the Support Agreement. The Ordinary Shares subject to the Support Agreement have not been purchased by the Reporting Persons, and thus no funds were used for such purpose.

Item 4.	Purpose of the Transaction

The information set forth in Item 3 is incorporated by reference into this Item 4.

The purpose of the Support Agreement is to facilitate the consummation of the Merger pursuant to the Merger Agreement. The purpose of the Merger is for the Reporting Persons to acquire control of, and the entire equity interest in, Acquity.

Except as disclosed in this Schedule 13D and in connection with the Merger, the Reporting Persons have no plans or proposals that relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 00489C103	SCHEDULE 13D	Page 7 of 12 Pages

Item 5.	Interest in Securities of Issuer

(a) and (b)

As a result of the Support Agreement, Accenture Holdings may be deemed to have the power to vote up to 25,591,450 Ordinary Shares in favor of approval of the Merger or in connection with certain other matters described in Item 3 and Item 4 above, and thus, Accenture Holdings may be deemed to be the beneficial owner of 25,591,450 Ordinary Shares. Accenture, as the controlling shareholder of Accenture Holdings, may be deemed to have beneficial ownership of any Ordinary Shares which Accenture Holdings is deemed to beneficially own. All Ordinary Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 52.6% of the outstanding Ordinary Shares as of May 17, 2013 on a fully diluted basis.

The Reporting Persons (i) are not entitled to any rights as a shareholder of Acquity as to the Ordinary Shares covered by the Support Agreement, except as otherwise expressly provided in the Support Agreement, and (ii) disclaim all beneficial ownership of such Ordinary Shares.

Except as disclosed in this Schedule 13D, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Schedule A, beneficially owns any Ordinary Shares.

(c)

Except as disclosed in this Schedule 13D, no transactions in the Ordinary Shares have been effected during the past 60 days by the Reporting Persons or, to the knowledge of the Reporting Persons, any other person named in Schedule A.

(d)

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported herein.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

Except as disclosed in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D or between such persons and any other person with respect to any securities of Acquity, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated as of May 17, 2013, among Accenture Holdings B.V., Mahi Acquisition Corporation Ltd. and Acquity Group Limited.

Exhibit 2	Form of Support Agreement.

CUSIP No. 00489C103	SCHEDULE 13D	Page 8 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 28, 2013

ACCENTURE HOLDINGS B.V.

By:	/s/ Stephanie K. Schnabel
Name: Stephanie K. Schnabel
Title: Authorized Signatory

ACCENTURE PLC

By:	/s/ Julie Spellman Sweet
Name: Julie Spellman Sweet
Title: General Counsel, Secretary and Chief Compliance Officer

CUSIP No. 00489C103	SCHEDULE 13D	Page 9 of 12 Pages

SCHEDULE A

Directors and Executive Officers of Accenture Holdings

The following table sets forth the name, business address, present principal occupation or employment and citizenship for each director and executive officer of Accenture Holdings.

Name	Business Address	Present Principal Occupation or Employment	Citizenship
Norman James Shachoy	Gustav Mahlerplein 90, 1082MA Amsterdam Netherlands	Managing Director	United States

Adriana Helena Montijn—Groenewoud	Gustav Mahlerplein 90, 1082MA Amsterdam Netherlands	Managing Director	Netherlands

Luca Vannutelli	Gustav Mahlerplein 90, 1082MA Amsterdam Netherlands	Managing Director	Italy

Scott Kenneth Ahlstrom	Gustav Mahlerplein 90, 1082MA Amsterdam Netherlands	Managing Director	United States

Robert Jan Vlug	Gustav Mahlerplein 90, 1082MA Amsterdam Netherlands	Managing Director	Netherlands

Directors and Executive Officers of Accenture

The following table sets forth the name, business address, present principal occupation or employment and citizenship for each director and executive officer of Accenture.

Name	Business Address	Present Principal Occupation or Employment	Citizenship
Pierre Nanterme	161 North Clark Street Chicago, IL 60601	Chairman and Chief Executive Officer	France

Sir Mark Moody-Stuart	161 North Clark Street Chicago, IL 60601	Director	United Kingdom

Dina Dublon	161 North Clark Street Chicago, IL 60601	Director	United States

Charles Giancarlo	161 North Clark Street Chicago, IL 60601	Director	United States

Nobuyuki Idei	161 North Clark Street Chicago, IL 60601	Director	Japan

CUSIP No. 00489C103	SCHEDULE 13D	Page 10 of 12 Pages

Name	Business Address	Present Principal Occupation or Employment	Citizenship
William L. Kimsey	161 North Clark Street Chicago, IL 60601	Director	United States

Robert I. Lipp	161 North Clark Street Chicago, IL 60601	Director	United States

Marjorie Magner	161 North Clark Street Chicago, IL 60601	Director	United States

Blythe J. McGarvie	161 North Clark Street Chicago, IL 60601	Director	United States

Gilles C. Pélisson	161 North Clark Street Chicago, IL 60601	Director	France

Wulf von Schimmelmann	161 North Clark Street Chicago, IL 60601	Director	Germany

Gianfranco Casati	161 North Clark Street Chicago, IL 60601	Group Chief Executive — Products	Italy

Martin I. Cole	161 North Clark Street Chicago, IL 60601	Group Chief Executive — Technology	United States

Shawn Collinson	161 North Clark Street Chicago, IL 60601	Chief Strategy Officer	United Kingdom

Anthony G. Coughlan	161 North Clark Street Chicago, IL 60601	Chief Accounting Officer	United States

Pamela J. Craig	161 North Clark Street Chicago, IL 60601	Chief Financial Officer	United States

Johan (Jo) G. Deblaere	161 North Clark Street Chicago, IL 60601	Chief Operating Officer	Belgium

Richard A. Lumb	161 North Clark Street Chicago, IL 60601	Group Chief Executive — Financial Services	United Kingdom

Jean-Marc Ollagnier	161 North Clark Street Chicago, IL 60601	Group Chief Executive — Resources	France

Stephen J. Rohleder	161 North Clark Street Chicago, IL 60601	Group Chief Executive — Health & Public Service	United States

Michael (Mike) J. Salvino	161 North Clark Street Chicago, IL 60601	Group Chief Executive — Business Process Outsourcing	United States

CUSIP No. 00489C103	SCHEDULE 13D	Page 11 of 12 Pages

Name	Business Address	Present Principal Occupation or Employment	Citizenship
Robert E. Sell	161 North Clark Street Chicago, IL 60601	Group Chief Executive — Communications, Media & Technology	United States

Jill Smart	161 North Clark Street Chicago, IL 60601	Chief Human Resources Officer	United States

Julie Spellman Sweet	161 North Clark Street Chicago, IL 60601	General Counsel, Secretary and Chief Compliance Officer	United States

Alexander M. van ’t Noordende	161 North Clark Street Chicago, IL 60601	Group Chief Executive — Management Consulting	Netherlands

CUSIP No. 00489C103	SCHEDULE 13D	Page 12 of 12 Pages

SCHEDULE B

Supporting Shareholders

Name of Supporting Shareholder	Ordinary Shares
Surfmax Investment Partners Limited	12,571,915
Datai Bay Investments Ltd.	10,631,035
SHK Asian Opportunities Holdings Ltd.	2,388,500

Exhibit 1

Confidential	Execution Version

AGREEMENT AND PLAN OF MERGER

among

ACCENTURE HOLDINGS B.V.,

MAHI ACQUISITION CORPORATION LTD.

and

ACQUITY GROUP LIMITED

Dated as of May 17, 2013

i

Section 10.05	Parties in Interest	61
Section 10.06	Specific Performance	61
Section 10.07	Governing Law	61
Section 10.08	Counterparts	62
Section 10.09	Waiver of Jury Trial	62

Exhibits and Schedules

Exhibit A – Plan of Merger

Company Disclosure Schedule

AGREEMENT AND PLAN OF MERGER, dated as of May 17, 2013 (this “Agreement”), among Accenture Holdings B.V., a private company with limited liability registered in the Netherlands (“Parent”), Mahi Acquisition Corporation Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and Acquity Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”, and together with Parent and Merger Sub, the “Parties”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Cayman Islands Companies Law, Parent, Merger Sub and the Company have agreed to enter into a business combination transaction, pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the Surviving Corporation (the “Merger”);

WHEREAS, concurrently with the execution of this Agreement, Adrian Kin Fei Chan (the “JV Purchaser”) and the Company shall enter into a share transfer agreement (the “JV Purchase Agreement”) pursuant to which the JV Purchaser shall purchase all of the equity interests that the Company has in Cool Sports (BVI) Limited and Xijiao International Limited (the “JV Transaction);

WHEREAS, the Company Board has (a) determined that the Merger and the JV Transaction is in the best interests of the Company and its shareholders and declared it advisable to enter into this Agreement and the JV Purchase Agreement, (b) approved the execution, delivery and performance by the Company of this Agreement and the JV Purchase Agreement and the consummation of the transactions contemplated hereby, including the Merger and the JV Transaction, and (c) resolved to recommend the approval and adoption of this Agreement, the Plan of Merger and the JV Purchase Agreement by the shareholders of the Company at the Company Shareholders’ Meeting; and

WHEREAS, the board of directors of each of Parent and Merger Sub has (a) approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement and consummation of the transactions contemplated hereby, including the Merger and (b) declared it advisable for Parent and Merger Sub, as the case may be, to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

DEFINED TERMS

Section 1.01 Certain Defined Terms. For purposes of this Agreement:

“2012 Balance Sheet” means the consolidated balance sheet of the Company and its consolidated Subsidiaries as at December 31, 2012, including the notes thereto.

“Acceptable Confidentiality Agreement” means an executed confidentiality and standstill agreement that contains terms no less favorable in any substantive respect to the Company than those contained in the Confidentiality Agreement.

“Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Parent or Merger Sub) relating to (a) any merger, consolidation, reorganization, business combination or other similar transaction involving the Company (or any of its Subsidiaries whose business constitutes 25% or more of the net revenues, net income, cash flows or fair market value of the assets of the Company and its Subsidiaries, taken as a whole) which would result in any Person beneficially owning more than 25% of the outstanding equity interests of the Company or any successor thereto or parent entity thereof; (b) any sale, lease, license, exchange, transfer, other disposition or joint venture of assets (including equity interests in Subsidiaries) or businesses that constitute or represent more than 25% of the net revenues, net income, cash flows or fair market value of the assets of the Company and its Subsidiaries, taken as a whole; (c) any sale, exchange, transfer or other disposition of more than 25% of any class of equity interests, or securities or other interests convertible into or exchangeable for equity interests of the Company; (d) any tender offer or exchange offer that, if consummated, would result in any Person or group of Persons becoming the beneficial owner of more than 25% of any class of equity interests of the Company or (e) any combination of the foregoing, in the case of any of clauses (a) through (d), whether in one transaction or a series or related transactions and whether directly or indirectly.

“Action” means any litigation, suit, claim, action, proceeding, arbitration or investigation before any court or other Governmental Authority or any arbitrator.

“ADR” and “ADR Register” shall have the same meaning set forth in the Company Deposit Agreement.

“Affiliate” of a Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such Person.

“Alternative Acquisition Agreement” means a letter of intent, agreement in principle, term sheet, merger agreement, acquisition agreement, option agreement or other contract, commitment or agreement relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement).

“beneficial owner”, with respect to any Company Shares, has the meaning ascribed to such term under Rule 13d-3 of the Exchange Act.

“Business Day” means any day other than a Saturday or Sunday and other than a day on which banks are not required or authorized to close in the Cayman Islands, Beijing, Hong Kong or the City of Chicago.

“Company Board” means the board of directors of the Company.

“Company Disclosure Schedule” means the disclosure schedule dated as of the date of this Agreement and delivered by the Company to Parent and Merger Sub simultaneously with the signing of this Agreement.

“Company IT Assets” means all IT Assets owned, leased or licensed by the Company and its Subsidiaries.

“Company Material Adverse Effect” means any circumstance, event, fact, change, effect or development (any such item, an “Effect”) that, individually or in the aggregate together with all other Effects, (x) is or would reasonably be expected to be materially adverse to the business, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that for purposes of this clause (x), no Effect (by itself or when aggregated or taken together with any and all other Effects) to the extent arising out of, relating to or resulting from any of the following after the date hereof shall be (a) deemed to be or constitute a “Company Material Adverse Effect,” or (b) taken into account in determining whether a “Company Material Adverse Effect” has occurred: (i) changes or modifications in IFRS or regulatory accounting requirements or changes in Laws (or interpretations thereof) applicable to the Company or any of its Subsidiaries; (ii) changes, effects or circumstances generally affecting the principal industries or markets in which the Company or any of its Subsidiaries operate; (iii) changes in general business, economic, political or financial market conditions; (iv) general changes in the financial, credit or securities markets in the U.S., including changes in interest rates, foreign exchange rates and sovereign credit ratings; (v) the public disclosure of this Agreement or the transactions contemplated hereby or the consummation of the transactions contemplated hereby or the announcement of the execution of this Agreement, including, without limitation, any shareholder litigation relating to this Agreement; (vi) any change in the Company’s stock price or trading volume as quoted on the NYSE Amex; (vii) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, acts of God or natural disasters; (viii) actions or omissions taken at the written request or the written consent of Parent or expressly required by this Agreement; (ix) the failure by the Company or any of its Subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period; (x) any change or prospective change in the Company’s credit ratings; (xi) any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or any of their respective Affiliates; or (xii) any loss of, or change in, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with its brokers, customers, suppliers, vendors, lenders, employees, investors, or joint venture partners arising out of the execution, delivery or performance of this Agreement, the consummation of the transactions contemplated hereby or the announcement of any of the foregoing; except (A) any Effect referred to in the case of the foregoing clauses (i), (ii), (iii), (iv) and (vii) shall be taken into account in determining whether there has been a Company Material Adverse Effect, to the extent the impact of such Effect is disproportionately adverse to the Company and its Subsidiaries, taken as a whole, as compared to other companies in the principal industries in which the Company and its Subsidiaries operate (in which case the incremental disproportionate impact may be taken into account in determining whether or not a Company Material Adverse Effect has occurred), and (B) the underlying causes of any Effect described in clauses (vi), (ix) and (x) shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur; or (y) would reasonably be expected to prevent or materially hinder or delay the Company from consummating the Merger.

“Company Permits” means franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, concessions, registrations, clearances, exemptions, certificates, approvals and orders of any Governmental Authority necessary for each of the Company and its Subsidiaries to own, lease and operate their respective properties and assets or to carry on their respective businesses as they are now being conducted.

“Company Recommendation” means the recommendation of the Company Board that the shareholders of the Company adopt this Agreement.

“Company Share Plan” means the Company’s 2011 Share Incentive Plan adopted in November 2011, as amended and supplemented from time to time, or any other plan, program or arrangements providing for the grant of equity incentive awards.

“Company Shareholders’ Meeting” means the meeting of the Company’s shareholders (including any valid adjournments or postponements thereof in accordance with this Agreement) to be held to consider adoption of this Agreement, the Plan of Merger and the JV Purchase Agreement.

“Confidentiality Agreement” means the confidentiality agreement, dated January 24, 2013, between Accenture LLP and the Company.

“Contract” shall mean any note, bond, mortgage, indenture, Lease, license, sublicense, guaranty, security agreement, permit, concession, franchise, contract, agreement, arrangement, plan or other instrument, right or obligation.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the affairs, management or policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract or credit arrangement or otherwise.

“Encumbrances” means mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or other claims of third parties or restrictions of any kind, including any easement, reversion interest, right of way or other encumbrance to title, limitations on voting rights, or any option, right of first refusal or right of first offer, other than any non-exclusive license of or option to license on a non-exclusive basis any Intellectual Property Rights.

“End Date” means the date that is six months from the date of this Agreement.

“Environmental Laws” means any applicable local, provincial or national Law relating to: (a) pollution or the protection of health, safety or the environment or (b) the handling, use, transportation, disposal, release or threatened release of, or exposure of any Person to, any Hazardous Substance.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Expenses” means all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial institutions, experts and consultants to a party hereto and its Affiliates) actually incurred or accrued by a party hereto or its Affiliates or on its or their behalf or for which it or they are liable in connection with or related to the authorization, preparation, negotiation, execution and performance of the Transactions, the preparation, printing, filing and mailing of the Proxy Statement, the solicitation of shareholder approvals, the filing of any required notices under applicable Laws and all other matters related to the closing of the Merger and the other Transactions.

“Governmental Authority” means any federal, national, foreign, supranational, state, provincial, county, local or other government, governmental, regulatory or administrative authority, agency, instrumentality, commission or body or any court, tribunal, arbitrator or other judicial or arbitral body of competent jurisdiction.

“Hazardous Substances” means any chemical, pollutant, waste or substance that is (a) listed, classified or regulated under any Environmental Law as a hazardous substance, toxic substance, pollutant, contaminant or oil or (b) any petroleum product or by-product, asbestos containing material, polychlorinated biphenyls, toxic mold or radioactive materials.

“IFRS” means the International Financial Reporting Standards.

“Indebtedness” means, with respect to any Person all indebtedness of such Person, whether or not contingent, for borrowed money, including all obligations of such Person (i) evidenced by notes, bonds, debentures or other similar instruments, (ii) under any interest rate swap or other hedging agreement or arrangement, (iii) under any capitalized lease obligations or undrawn letters of credit or (iv) guarantees of any of the foregoing.

“IT Assets” means software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation.

“Joint Venture Entities” means collectively, Digital Li-Ning Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Digital Li-Ning”), Huaren Kudong Commercial Trading Co., Ltd., a limited company incorporated under the laws of the People’s Republic of China (“Huaren Kudong”) and any Subsidiaries of either Digital Li-Ning or Huaren Kudong.

“Knowledge of the Company” or “Company’s Knowledge” means the actual (but not constructive or imputed) knowledge of the directors and the senior management team of the Company, without any implication of verification or investigation concerning such knowledge.

“Knowledge of Parent” or “Parent’s Knowledge” means the actual (but not constructive or imputed) knowledge of Brian Whipple, Stephanie Schnabel, Adrian Covey, Sarah Weersing and Kevin Freeman, without any implication of verification or investigation concerning such knowledge.

“Law” means any federal, national, foreign, supranational, state, provincial, county, local, administrative or other law (including common law), statute, ordinance, regulation, requirement, regulatory interpretation, rule, code or Order.

“Lease” means any and all leases, subleases, licenses, concessions or other occupancy agreements, sale/leaseback arrangements or similar arrangements.

“Leased Real Property” means the real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries as tenant, sublessee, licensee, occupier or through any other contractual arrangement, together with, to the extent leased or contracted for use by the Company or any of its Subsidiaries, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems and equipment affixed thereto and all easements, licenses, rights, hereditaments and appurtenances relating to the foregoing.

“NYSE Amex” means NYSE AMEX, LLC.

“Order” means any order, judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict entered or issued by or with any Governmental Authority (in each case whether preliminary, temporary or final).

“Parent Board” means the board of directors of Parent.

“Parent Permits” means franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, concessions, registrations, clearances, exemptions, certificates, approvals and orders of any Governmental Authority necessary for Parent and each of its Subsidiaries to own, lease and operate their respective properties and assets or to carry on their respective businesses as they are now being conducted.

“Permitted Encumbrances” means: (a) liens for Taxes, assessments and charges or levies by Governmental Authorities not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the 2012 Balance Sheet in accordance with IFRS; (b) materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens and other similar liens arising in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or the validity or amount of which is being contested in good faith by appropriate proceedings; (c) liens on leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions) incurred in the ordinary course of business; (d) Encumbrances imposed by applicable Law; (e) pledges or deposits or other liens to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (f) pledges or deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case, in the ordinary course of business; (g) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case, that do not and would not reasonably be expected to adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (h) Encumbrances securing indebtedness or liabilities that (I) are reflected in the Company SEC Reports publicly filed or publicly furnished prior to the date hereof or (II) that have otherwise been disclosed to Parent in writing as of the date of this Agreement on the Company Disclosure Schedule; (i) matters which would be disclosed by an accurate survey or inspection of the real property which do not materially impair the occupancy or current use of such real property which they encumber; (j) standard survey and title exceptions; and (k) any other Encumbrances on property that have been incurred or suffered in the ordinary course of business and that would not have a Company Material Adverse Effect.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (as defined in Section 13(d)(3) of the Exchange Act), group (as defined in Section 13(d) of the Exchange Act), trust, association, entity or Governmental Authority.

“Representatives” means a Person’s officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents and other representatives.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Service Provider” means each of the officers, employees and directors of the Company and each of its Subsidiaries.

“Subsidiary” or “Subsidiaries” of any specified Person means an Affiliate controlled by such Person, directly or indirectly, through one or more intermediaries.

“Superior Proposal” means a written bona fide Acquisition Proposal, not resulting from a breach of Section 7.03, on terms that the Company Board determines, in its good faith judgment, after having received the advice of its financial advisor(s) and outside legal counsel, and after taking into account, among other things, all legal, financial, regulatory, timing and other aspects of the Acquisition Proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (i) provides a higher value, from a financial point of view, to the Company’s shareholders than the Merger (after taking into account any revisions to this Agreement made or proposed in writing by Parent) and (ii) with respect to any Acquisition Proposal from a financial sponsor or group of financial sponsors, or a Person or group that proposes to obtain a material portion of its financing from one or more financial sponsors, the financing of which is fully committed. For purposes of the definition of “Superior Proposal,” each reference to “25%” in the definition of “Acquisition Proposal” shall be replaced with “50%”.

“Tax” or “Taxes” means (a) any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, whether disputed or not, including taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, share capital, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth and taxes or other charges in the nature of excise, withholding, escheat, ad valorem, stamp, transfer, value-added or gains taxes; (b) license, registration and documentation fees; and (c) customs duties, tariffs and similar charges.

“Tax Return” shall mean any return, declaration, report, election, claim for refund or information return or other statement or form filed or required to be filed with any Governmental Authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Transactions” means the Merger and the other transactions contemplated by this Agreement.

“U.S.” means the United States of America.

“Unvested Company Share” means a restricted share or a restricted share unit granted under the Company Share Plan or otherwise.

“US$” or “$” means the legal currency of the United States of America.

“Warn Act” means the Worker Adjustment and Retraining Notification Act of 1988.

Section 1.02 Other Defined Terms. The following terms have the meanings set forth in the Sections set forth below:

Defined Term	Location of Definition
401(k) Plan	Section 7.05
Aggregate ADS Payment	Section 3.04(b)
Agreement	Preamble
Anti-Bribery Laws	Section 4.06(b)
Articles of Association	Section 2.05
Bankruptcy and Equity Exception	Section 4.04(a)
Benefit Period	Section 7.05
Benefit Plans	Section 4.10(d)
Cayman Companies Law	Section 2.01
Certificates	Section 3.04(a)

Change in the Company Recommendation	Section 7.03(d)
Change or Termination Notice	Section 7.03(e)(i)
Closing	Section 2.03
Closing Date	Section 2.03
Code	Section 4.10(f)
Company	Preamble
Company ADSs	Section 3.01(b)(ii)
Company Deposit Agreement	Section 3.04(b)
Company Depositary	Section 3.04(b)
Company Intellectual Property Rights	Section 4.12(a)
Company Related Parties	Section 9.03(e)
Company SEC Reports	Section 4.07(a)
Company Securities	Section 4.03(a)
Company Shares	Section 3.01(b)
Company Termination Fee	Section 9.03(a)(ii)
D&O Insurance	Section 7.06(c)
Dissenters Shares	Section 3.06
Effective Time	Section 2.02
ERISA	Section 4.10(g)
Exchange Fund	Section 3.03(c)
Excluded Company Shares	Section 3.01(c)
Filings	Section 7.08(a)
Government Official	Section 4.06(b)
HSR Act	Section 4.05(b)
Indemnified Parties	Section 7.06(a)
Intellectual Property Rights	Section 4.12(a)
JV Purchase Agreement	Recitals
JV Purchaser	Recitals
JV Transaction	Recitals
Material Contracts	Section 4.15(a)
Maximum Annual Premium	Section 7.06(c)
Merger	Recitals
Merger Sub	Preamble
Notice Period	Section 7.03(e)(i)
Parent	Preamble
Parent Expenses	Section 9.03(c)
Parties	Preamble
Paying Agent	Section 3.03(a)
Per Share Merger Consideration	Section 3.01(b)(i)
Per ADS Merger Consideration	Section 3.01(b)(ii)
Plan of Merger	Section 2.02
Proxy Statement	Section 7.01(a)
Related Person	Section 4.21
Required Company Vote	Section 4.04(b)
Restraint	Section 8.01(b)
Surviving Corporation	Section 2.01
Takeover Laws	Section 4.20
Termination Date	Section 9.01
Uncertificated Shares	Section 3.04(a)
WARN Act	Section 4.10(c)

Section 1.03 Interpretation; Headings. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. When reference is made to an Article, Section or Exhibit, such reference is to an Article or Section of, or Exhibit to, this Agreement unless otherwise indicated. The table of contents and descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made available or delivered pursuant hereto, unless otherwise defined therein. The words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. References to a Person are also to its successors and permitted assigns. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 1.04 Company Disclosure Schedules. Certain items and matters are listed in the Company Disclosure Schedules for informational purposes only and may not be required to be listed therein by the terms of this Agreement. In no event shall the listing of items or matters in the Company Disclosure Schedule be deemed or interpreted to broaden, or otherwise expand the scope of, the representations and warranties or covenants contained in this Agreement. No reference to, or disclosure of, any item or matter in any Section of this Agreement or any Section of the Company Disclosure Schedule shall be construed as an admission or indication that such item or matter is material or that such item or matter is required to be referred to or disclosed in this Agreement or in the Company Disclosure Schedule. Without limiting the foregoing, no reference to or disclosure of a possible breach or violation of any Contract or Law shall be construed as an admission or indication that a breach or violation exists or has actually occurred.

ARTICLE II

THE MERGER

Section 2.01 The Merger. At the Effective Time, upon the terms and subject to the conditions of this Agreement, the Plan of Merger and in accordance with the Companies Law (as amended) of the Cayman Islands (the “Cayman Companies Law”), Merger Sub shall be merged with and into the Company. Following the Merger, the Company shall continue as the surviving company (the “Surviving Corporation”), which shall continue to be governed by the Cayman Companies Law, and the separate corporate existence of Merger Sub shall cease.

Section 2.02 Effective Time. Subject to the provisions of this Agreement, Parent, Merger Sub and the Company shall execute a plan of merger (the “Plan of Merger”) substantially in the form contained in Exhibit A hereto and the Parties shall file the Plan of Merger and other documents required to effect the Merger pursuant to the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Companies Law as soon as practicable on or after the Closing Date. The Merger shall become effective at the time when the Plan of Merger has been registered by the Registrar of Companies of the Cayman Islands or at such other subsequent date or time as Merger Sub and the Company may agree and specify in the Plan of Merger in accordance with the Cayman Companies Law (the “Effective Time”).

Section 2.03 Closing of the Merger. Unless otherwise mutually agreed in writing among the Company, Merger Sub and Parent, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. (Cayman Islands time), on a date to be agreed between Parent and the Company (the “Closing Date”), which shall be no later than the third Business Day immediately following the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), at the offices of Shearman & Sterling, 12/F, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong or another place agreed in writing by Parent and the Company.

Section 2.04 Effects of the Merger. The Merger shall have the effects specified in the Cayman Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Corporation shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, duties, claims, debts and liabilities of Merger Sub and the Company in accordance with the Cayman Companies Law.

Section 2.05 Memorandum and Articles of Association. At the Effective Time, without any further action on the part of the Parties, the memorandum of association and articles of association of Merger Sub then in effect immediately prior to the Effective Time shall become the memorandum of association and articles of association (“Articles of Association”) of the Surviving Corporation (except that, at the Effective Time, (i) Clause 1 of the memorandum of association shall be amended to be and read as follows: “The name of the Company is Acquity Group Limited”, and (ii) the Articles of Association shall be amended to refer to the name of the Surviving Corporation as “Acquity Group Limited”, in each case, until thereafter changed or amended as provided therein or by applicable Laws).

Section 2.06 Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles of Association until their respective death, resignation, or removal or until their respective successors are duly elected and qualified.

Section 2.07 Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Articles of Association until successors are duly elected or appointed and qualified, unless otherwise agreed by the Parties.

ARTICLE III

CONVERSION OF SECURITIES

Section 3.01 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of any of the Parties or any other shareholders of the Company:

(a) Securities of Merger Sub. Each ordinary share, par value $1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable ordinary share, par value $0.0001 per share, of the Surviving Corporation. Such ordinary shares shall be the only issued and outstanding share capital of the Surviving Corporation and the register of members of the Surviving Corporation shall be updated after the Effective Time to reflect the same.

(b) Merger Consideration. (i) Other than as provided in Section 3.01(b)(ii), each ordinary share, par value US$0.0001 per share, of the Company issued and outstanding immediately prior to the Effective Time (individually, a “Company Share” and collectively, the “Company Shares”) (other than the Excluded Company Shares, any Dissenters Shares and any Unvested Company Shares, which are governed by the provisions of Section 3.02), shall be cancelled in exchange for the right to receive an amount in cash equal to $6.50 per Company Share without interest (the “Per Share Merger Consideration”), in accordance with Section 3.04(a).

(ii) Each American depositary share of the Company issued and outstanding immediately prior to the Effective Time, each of which represents two Company Shares (individually, a “Company ADS” and collectively, the “Company ADSs”), shall be cancelled in exchange for the right of the holder of the relevant Company ADS, at the direction of the Company Depositary, to receive an amount in cash equal to $13.00 per Company ADS without interest (the “Per ADS Merger Consideration”), in accordance with Section 3.04(b). As of the Effective Time, all of the Company Shares, including Company Shares represented by Company ADSs, and all of the Company ADSs shall no longer be issued or outstanding and shall automatically be cancelled and shall cease to exist and the register of members of the Company will be amended accordingly. Each Company Share (other than the Excluded Company Shares and any Dissenters Shares) shall thereafter represent only the right to receive, without duplication, the Per Share Merger Consideration and each Company ADS shall thereafter represent only the right to receive, without duplication, the Per ADS Merger Consideration, in each case, without interest, and any Dissenters Shares shall thereafter represent only the right to receive the applicable payments due and owing as referred to in Section 3.06.

(c) Cancellation of Company Shares. Each Company Share and each Company ADS issued and outstanding immediately prior to the Effective Time that is beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by Parent, Merger Sub, or the Company (collectively, the “Excluded Company Shares”), shall, by virtue of the Merger and without any action on the part of its holder, automatically be surrendered and cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(d) Untraceable and Dissenting Shareholders. Remittances for the Per Share Merger Consideration shall not be sent to shareholders who are untraceable unless and until, except as provided below, they notify the Paying Agent of their current contact details prior to the Effective Time. A Company shareholder will be deemed to be untraceable if (i) he has no registered address in the register of members (including branch register) maintained by the Company, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such shareholder either (A) has been sent to such shareholder and has been returned undelivered or has not been cashed or (B) has not been sent to such shareholder because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or (iii) notice of the Company Shareholders’ Meeting has been sent to such shareholder and has been returned undelivered. It is acknowledged that holders of Dissenters Shares and shareholders of the Company, who are untraceable and who, after the Effective Time, wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods, will be advised by the Paying Agent, Parent or Merger Sub, as applicable, to contact the Surviving Corporation.

(e) Certain Adjustments. Notwithstanding any provision of this Article III to the contrary, if between the date of this Agreement and the Effective Time the outstanding Company Shares or securities convertible into or exchangeable or exercisable for Company Shares shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any share dividend, subdivision, reclassification, recapitalization, split, combination, consolidation, readjustment, exchange of shares or similar transaction, the Per Share Merger Consideration and Per ADS Merger Consideration shall be appropriately adjusted to reflect such share dividend, subdivision, reclassification, recapitalization, split, combination, consolidation, readjustment, exchange of shares or similar transaction.

Section 3.02 Treatment of Unvested Company Shares.

(a) Effective as of the Effective Time, the Company, acting through the Company Board or the Compensation Committee of the Company Board, as applicable, shall adopt any resolutions and take any actions which are necessary to (i) terminate the Company Share Plan, and any relevant award agreements applicable to, or granted under, the Company Share Plan, and (ii) cause the Unvested Company Shares to be treated as set forth in Section 3.02(b) below.

(b) At the Effective Time, each Unvested Company Share that remains outstanding as of immediately prior to the Effective Time shall cease to represent a right or award with respect to Company Shares and shall entitle the former holder thereof to receive a cash amount equal to the Per Share Merger Consideration in respect of each Company Share underlying such Unvested Company Share. Parent shall provide payment in respect of Unvested Company Shares through the Surviving Corporation’s payroll, and subject to applicable withholding, as soon as practicable following the Effective Time and in no event more than thirty (30) days following the Closing Date.

(c) The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to issue Company Shares or other share capital of the Company to any Person pursuant to or in settlement of an Unvested Company Share. Promptly following the date hereof, the Company shall deliver written notice to each holder of an Unvested Company Share informing such holder of the treatment of their Unvested Company Share contemplated by this Agreement.

Section 3.03 Exchange Fund.

(a) Prior to the Effective Time, Parent shall, subject to the Company’s prior approval (which approval shall not be unreasonably withheld, conditioned or delayed), appoint a commercial bank or trust to act as exchange agent hereunder for the purpose of canceling the Company Shares and Company ADSs in exchange for the Per Share Merger Consideration and the Per ADS Merger Consideration, as the case may be (the “Paying Agent”).

(b) At or prior to the Effective Time, Parent shall deposit or cause to be deposited, as the case may be, with the Paying Agent, for the benefit of the holders of Company Shares and Company ADSs (other than the Excluded Company Shares) cash in amounts sufficient to make payments under Section 3.01(b) and Section 3.02 and, without duplication, an amount equal to the number of Dissenters Shares multiplied by the Per Share Cash Consideration.

(c) Any cash deposited with the Paying Agent pursuant to this Section 3.03 shall hereinafter be referred to as the “Exchange Fund”. Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments contemplated under Section 3.01(b) and Section 3.02 and, without duplication, an amount equal to the number of Dissenters Shares multiplied by the Per Share Cash Consideration. The Paying Agent shall invest the Exchange Fund as directed by Parent; or after the Effective Time, the Surviving Corporation; provided that such investments shall be in (i) obligations of or guaranteed by the United States of America, (ii) commercial paper obligations rated A-l or P-I or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (iii) money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $5 billion. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any cash amounts in the Exchange Fund in excess of the aggregate amounts payable under Article III shall be returned to Parent in accordance with Section 3.07.

Section 3.04 Exchange Procedures.

(a) Holders of Company Shares: (i) promptly after the Effective Time (and in any event within five Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each registered holder of Company Shares (other than the Company Depositary and holders of Dissenters Shares) (A) a form of letter of transmittal (which shall specify how the delivery of the Exchange Fund to the registered holders of the Company Shares shall be effected) and (B) instructions for effecting the surrender of any and all share certificates which have been issued formerly representing Company Shares (the “Certificates”). Each registered holder of Company Shares (other than the Company Depositary and holders of Dissenters Shares and Excluded Company Shares) (including Company Shares not represented by a Certificate (“Uncertificated Shares”)) shall be entitled to receive the Per Share Merger Consideration, without interest, for each Company Share (including Company Shares formerly represented by a Certificate and Uncertificated Shares) cancelled at the Effective Time; provided that each holder of a Certificate shall be required to surrender such Certificate (or a declaration of loss or non-receipt and, if applicable, indemnity in the required form and in compliance with Section 3.09) to the Paying Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, and the Certificate so surrendered shall forthwith be cancelled; and (ii) if the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the cancelled Company Share is registered, it shall be a condition of payment that (A) a share transfer form in respect of the Company Shares represented by the Certificate so surrendered (if any) shall be in a proper form to transfer the relevant Company Shares and (B) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of such cancelled Company Shares and shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Upon the cancellation of any Company Shares at the Effective Time, the registered holder of such cancelled Company Shares shall have no further rights in respect of each such cancelled Company Share, other than the right to receive the Per Share Merger Consideration as contemplated by this Article III, without interest.

(b) Holders of Company ADSs. Prior to the Effective Time, Parent and the Company shall, subject to the conditions and terms of the depositary agreement dated as of April 26, 2012 (the “Company Deposit Agreement”), entered into among the Company, JPMorgan Chase Bank, N.A. (the “Company Depositary”), as depositary, and all owners and beneficial owners from time to time of the Company ADSs, establish procedures with the Company Depositary and the Paying Agent to ensure that (i) the Paying Agent will transmit to the Company Depositary promptly following the Effective Time an amount in cash equal to the product of (x) the number of Company ADSs issued and outstanding immediately prior to the Effective Time (other than the Company ADSs representing Excluded Company Shares) and (y) the Per ADS Merger Consideration (the “Aggregate ADS Payment”) and (ii) the Company Depositary will distribute the Aggregate ADS Payment to Company ADS holders (less the cancellation fee of $0.05 per Company ADS pursuant to the terms of the Company Depositary Agreement), in cash, without interest, pro rata to their holdings of Company ADSs upon surrender by them of the ADRs representing such Company ADSs (or an affidavit and indemnity or loss in lieu of the ADRs) for such Company ADSs.

(c) Termination of Company Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall provide notice to the Company Depositary to terminate the Company Deposit Agreement in accordance with its terms.

Section 3.05 Transfer Books; No Further Ownership Rights. Subject to Section 3.06, all amounts paid from the Exchange Fund in respect of the cancellation of the Company Shares and the Company ADSs in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Shares (including Company Shares previously represented by such Certificates and Uncertificated Shares) or ADRs. At the Effective Time, the register of members of the Company and the ADR Register of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Corporation of the Company Shares or on the ADR Register of the Company of the Company ADSs that were issued and outstanding immediately prior to the Effective Time. From and after the Effective Time, (i) the holders of the Company Shares issued and outstanding immediately prior to the Effective Time and (ii) subject to the Company Deposit Agreement, the holders of ADRs that evidenced ownership of the Company ADSs outstanding immediately prior to the Effective Time, shall cease to have any rights with respect to such Company Shares or ADRs, except as otherwise provided for herein or by applicable Laws. Subject to the last sentence of Section 3.06, if, at any time after the Effective Time, Certificates or ADRs are presented to the Surviving Corporation, or the Company Depositary, where applicable, for any reason, they shall be cancelled as provided in this Article III.

Section 3.06 Dissenting Shares. No Person who has validly exercised such Person’s rights to dissent from the Merger pursuant to Section 238 of the Cayman Companies Law shall be entitled to receive the Per Share Merger Consideration with respect to the Company Shares owned by such Person (“Dissenters Shares”) unless and until such Person shall have lost such Person’s rights to dissent from the Merger under the Cayman Companies Law. If a holder of Dissenters Shares effectively withdraws its demand for, or loses its rights to, dissent from the Merger pursuant to Section 238 of the Cayman Companies Law with respect to any Dissenters Shares, such Company Shares shall cease to be Dissenters Shares. Each Dissenters Share shall be entitled to receive only the payment resulting from the procedure in Section 238 of the Cayman Companies Law. The Company shall promptly give Parent (i) copies of notices of objection, notices of dissent, any written demands for appraisal, and any other instruments served pursuant to applicable Laws that are received by the Company relating to Company shareholders’ rights to dissent from the Merger and (ii) the opportunity to direct or approve all offers, negotiations and proceedings with respect to demand for appraisal under the Cayman Companies Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any exercise by a shareholder of its rights to dissent from the Merger, any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

Section 3.07 Termination of Exchange Fund. Any portion of the Exchange Fund (including any income or proceeds thereof or of any investments thereof) which remains undistributed to the holders of Company Shares (other than the Excluded Company Shares and the Dissenters Shares) for nine months after the Effective Time shall be delivered to the Surviving Corporation on the instruction of the Surviving Corporation, and any holder of Company Shares (other than the Excluded Company Shares and the Dissenters Shares) who has not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation and Parent (subject to this Agreement and abandoned property, escheat and similar laws) for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, exchangeable for such Company Shares to which such holder is entitled, without any interest on any portion thereof. Any such portion of the Exchange Fund remaining unclaimed by such holders of Company Shares at such time at which amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by Law, become the property of the Surviving Corporation or its designee, free and clear of any claims or interest of any Person previously entitled thereto.

Section 3.08 No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 3.09 Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit or declaration of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or by the Paying Agent, an indemnity or the posting by such Person of a bond in such reasonable amount as the Surviving Corporation or the Paying Agent may direct as indemnity against any claim that may be made against it with respect to such lost, stolen or destroyed Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Per Share Merger Consideration with respect to the Company Shares formerly represented thereby pursuant to this Agreement.

Section 3.10 Withholding Rights. The Surviving Corporation, Parent, the Paying Agent and the Company Depositary will be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement such amounts, if any, required to be deducted and withheld pursuant to applicable Tax Law. To the extent that amounts are required to be deducted and withheld, the Surviving Corporation, Parent, the Paying Agent or the Company Depositary shall pay the full amount deducted and withheld to the relevant Government Authority in accordance with applicable Tax Law and such deducted and withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Surviving Corporation, Parent, the Paying Agent or the Company Depositary (as applicable). As of the date of this Agreement, except with respect to (i) any Taxes required to be withheld on payments treated as compensation for purposes of U.S. federal, state, local or non-U.S. Tax Law and (ii) any Taxes required to be withheld under the backup withholding provisions of Section 3406 of the Code and the Treasury regulations thereunder on payments to a holder of Company Shares or Company ADSs that does not provide a U.S. Internal Revenue Service Form W-9 or other applicable form or certification, neither Parent nor the Company is aware of any obligation under

Tax Law to deduct and withhold from any amounts otherwise payable pursuant to this Agreement. If prior to the Closing Date either Parent or the Company becomes aware of any such other obligation to deduct or withhold from amounts payable hereunder, it shall promptly notify the other Party in writing of such obligation. If such obligation to deduct or withhold can be reduced or eliminated through the provision of an applicable certification or form, Parent shall use reasonable best efforts to provide the Person receiving the applicable payment with the opportunity to complete and provide such certification or form prior to the Closing Date.

Section 3.11 Agreement of Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of each Company Share for the purposes of Section 238(8) of the Cayman Companies Law.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As an inducement to Parent and Merger Sub to enter into this Agreement, (a) except as set forth in the corresponding section of the Company Disclosure Schedule (it being agreed that disclosure of any item in any section of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent) and (b) except as disclosed in the Company SEC Reports publicly filed prior to the date of this Agreement (excluding “risk factors” sections or any language in such reports that is predictive or forward-looking), the Company hereby represents and warrants to Parent and Merger Sub that:

Section 4.01 Organization and Qualification; Subsidiaries. (a) The Company and each of its Subsidiaries is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Law of the jurisdiction of its organization and has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not have a Company Material Adverse Effect. The Company and each of its Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing (with respect to jurisdictions that recognize the concept of good standing), in each jurisdiction where the character of the properties or assets owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary or desirable, except where the failure to be so qualified or licensed and in good standing would not have a Company Material Adverse Effect.

(b) A true and complete list of all the Subsidiaries of the Company, identifying (i) the name and jurisdiction of incorporation or organization of each such Subsidiary; (ii) the number and type of the outstanding share capital or other equity or similar interests of each such Subsidiary that is outstanding as of the date hereof; (iii) the percentage of the outstanding share capital or other equity or similar interests of each such Subsidiary owned by the Company and each of its other Subsidiaries is set forth in Section 4.01(b) of the Company Disclosure Schedule. Except for the Company’s Subsidiaries set forth on Section 4.01(b) of the Company Disclosure Schedule and the Joint Venture Entities, the Company does not own, directly or indirectly, any outstanding shares of capital stock or other equity or similar interests (including any interest convertible into or exchangeable or exercisable for any equity or similar interest) in any Person.

Section 4.02 Memorandum and Articles of Association. The Company has heretofore furnished to Parent a complete and correct copy of the memorandum and articles of association or other equivalent organizational documents, each as amended to date, of the Company and each of its Subsidiaries. Such memorandum and articles of association or equivalent organizational documents are in full force and effect. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its organizational documents.

Section 4.03 Capitalization. (a) The authorized share capital of the Company consists of 500,000,000 Company Shares. As of the date of this Agreement, (i) 48,654,224 Company Shares are issued and outstanding (including 1,621,404 Unvested Company Shares), all of which are duly authorized, validly issued, fully paid and non-assessable and (ii) none of the Company Shares are held in the treasury of the Company. Except as set forth in this Section 4.03, (i) there are no shares of capital stock or other equity or voting interests in the Company or any of its Subsidiaries, no options, warrants, convertible debt, other convertible interests or other securities or interests exchangeable or exercisable for shares of capital stock or other equity or voting interests in the Company or any of its Subsidiaries, and no other rights, agreements, arrangements or commitments of any character to which the Company or any of its Subsidiaries is a party relating to any issued or unissued shares of capital stock or other equity or voting interests in, or any securities or interests convertible into or exchangeable or exercisable for, shares of capital stock or other equity or voting interests in, the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue or sell any of the foregoing (all such interests described in this clause (i), “Company Securities”), and (ii) there are no obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities or dividends paid thereon. The Company Shares are the only class of authorized shares of capital stock of the Company entitled to vote on matters submitted to stockholders. Except as otherwise disclosed in the Company SEC Reports publicly filed prior to the date of this Agreement, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to (i) repurchase, redeem or otherwise acquire any Company Securities or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, the Company, any of its Subsidiaries, or any other Person, (ii) register any Company Securities, (iii) grant any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities or (iv) obligate the Company to grant, extend or enter into any such agreements relating to any Company Securities. All outstanding Unvested Company Shares have been issued in compliance with all applicable Laws in all material respects, and all requirements set forth in the applicable Company Share Plan. No direct or indirect Subsidiary of the Company owns any Company Shares. None of the Company or any Subsidiary of the Company is a party to any shareholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or relating to the disposition, voting or dividends with respect to any Company Securities, except as otherwise disclosed in the Company SEC Reports publicly filed prior to the date of this Agreement.

(b) All Company Securities of each Subsidiary are (i) owned directly or indirectly, beneficially and of record, by the Company, (ii) duly authorized, validly issued, fully paid and non-assessable, (iii) free and clear of all Encumbrances, (iv) not subject to any preemptive rights or any other restriction (including any restriction on the right to vote, transfer, sell or otherwise dispose of such outstanding Company Securities) and (v) not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right, commitment, understanding, restriction or arrangement under any provision of applicable Law, the organizational documents of such Subsidiary or any Contract to which such Subsidiary is a party or is otherwise bound.

(c) The Company and its Subsidiaries do not have any outstanding bonds, debentures, notes or other Indebtedness, including any outstanding bonds, debentures, notes or other Indebtedness the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which shareholders of the Company may vote.

Section 4.04 Authority Relative to This Agreement; Vote Required. (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Required Company Vote, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, obtaining the Required Company Vote and the filing of the Plan of Merger). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity, regardless of whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) Subject to Section 7.03, the Company Board, has by resolutions duly adopted (i) determined that the Merger and the JV Transaction is in the best interests of the Company and its shareholders and declared it advisable to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and the JV Purchase Agreement and the consummation of the transactions contemplated hereby and thereby, including the Merger and the JV Transaction, and (iii) resolved to recommend the approval and adoption of this Agreement, the JV Purchase Agreement and the Plan of Merger by, and directed that this Agreement, the JV Purchase Agreement and the Plan of Merger be submitted to, the shareholders of the Company for their approval and adoption at the Company Shareholders’ Meeting to be held for that purpose, and such resolutions have not been withdrawn, amended or modified. The only vote of the holders of any class or series of share capital of the Company necessary to approve this Agreement, the Plan of Merger and the JV Purchase Agreement and the transactions contemplated hereby and thereby, including the Merger and the JV Transaction, is a special resolution of the shareholders representing two-thirds or more of the Company Shares present and voting in person or by proxy as a single class at the Company Shareholders’ Meeting in accordance with Section 233(6) of the Cayman Companies Law authorizing the Plan of Merger and approving and adopting this Agreement and the JV Purchase Agreement (the “Required Company Vote”). No other vote of the shareholders of the Company is required by Law, the memorandum and articles of association of the Company or otherwise in order for the Company to approve this Agreement, the Plan of Merger or the JV Purchase Agreement, or to consummate the transactions contemplated hereby and thereby, including the Merger and the JV Transaction.

Section 4.05 No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company, and the consummation of the Transactions, will not, (i) conflict with or violate the memorandum and articles of association (or similar organizational documents) of the Company or any of its Subsidiaries, (ii) assuming all consents, approvals, authorizations and other actions described in Section 4.05(b) have been obtained or taken and all filings and obligations described in Section 4.05(b) have been made or satisfied, and assuming receipt of the Required Company Vote, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or (iii) except as set forth in Section 4.05(a) of the Company Disclosure Schedule, violate, conflict with, require consent under, result in any breach of, result in loss of benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance (other than Permitted Encumbrances) on any property or asset of the Company or any of its Subsidiaries pursuant to any Lease, Material Contract or Company Permit, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company, and the consummation of the Transactions, will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for compliance with the applicable requirements, if any, of the Securities Act, the Exchange Act, and the rules and regulations thereunder, (ii) for compliance with the rules and regulations of NYSE Amex, (iii) for the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to Cayman Companies Law and related documentation, (iv) for the premerger notification and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have a Company Material Adverse Effect.

Section 4.06 Permits; Compliance. (a) The Company and each of its Subsidiaries are in possession of all Company Permits, except where the failure to possess, or the suspension or cancellation of, any of the Company Permits would not have a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where the failure to possess, or the suspension or cancellation of, any of the Company Permits would not have a Company Material

Adverse Effect. (i) Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any Joint Venture Entity, is or has been in conflict with, or in default, breach or violation of any Law (including any data protection or privacy Laws, or any privacy policies of the Company or any of its Subsidiaries governing the collection, use, disclosure, transfer or other disposition of personal information) and (ii) neither the Company nor any of its Subsidiaries is or has been in conflict with, or in default, breach or violation of any Company Permit applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except in each case as would not have a Company Material Adverse Effect.

(b) Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any Joint Venture Entity or any director, officer, agent, employee or other person acting on behalf of the Company, any of its Subsidiaries or any of the Joint Venture Entities, has, in the course of its actions for, or on behalf of, any of them (i) provided, offered, gifted or promised, directly or indirectly, anything of value to any officer or employee of a Governmental Authority, including state-owned entities, or of a public international organization or any Person acting in an official capacity for or on behalf of any such Governmental Authority or public international organization or any employee, political party or candidate for government office (each, a “Government Official”) nor provided or promised anything of value to any other Person while knowing that all or a portion of that thing of value would or will be offered, given, or promised, directly or indirectly, to any Government Official, political party or candidate for government office, for the purpose of (A) influencing any act or decision of such official, party or candidate in his or her official capacity, inducing such official, party or candidate to do or omit to do any act in violation of their lawful duty, or securing any improper advantage for the benefit of the Company, any of its Subsidiaries or any of the Joint Venture Entities; or (B) inducing such official, party or candidate to use his or her influence with his or her government or instrumentality to affect or influence any act or decision of such government or instrumentality, in order to assist the Company, any of its Subsidiaries or any of the Joint Venture Entities, in obtaining or retaining business for or with, or directing business to, any Person; or (ii) otherwise violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act of 2010 or similar Laws of any applicable jurisdiction (the “Anti-Bribery Laws”). Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any Joint Venture Entity has received any communication that alleges that any such entity, or any representative thereof is, or may be, in violation of, or has, or may have, any liability under, any Anti-Bribery Laws. The Company utilizes effective controls procedures and an internal accounting controls system that is sufficient to provide reasonable assurances that violations of applicable Anti-Bribery Laws will be prevented, detected and deterred.

(c) Notwithstanding the foregoing, this Section 4.06 shall not be deemed to relate to (i) the Company’s reporting obligations under the Securities Act, the Exchange Act, and the rules and regulations promulgated thereunder, (ii) labor, employment and employee benefits matters, (iii) Taxes, or (iv) environmental matters, each of which are the subject exclusively of the representations and warranties in Section 4.07, Section 4.10, Section 4.13 and Section 4.14, respectively.

Section 4.07 SEC Filings; Financial Statements.

(a) The Company has publicly filed on a timely basis all forms, reports, statements, schedules and other documents required to be filed by it with the SEC since April 27, 2012 (the forms, reports, statements, schedules and other documents publicly filed since April 27, 2012 and those filed subsequent to the date hereof, including any amendments thereto, collectively, the “Company SEC Reports”). The Company SEC Reports (i) at the time they were filed and, if amended prior to the date hereof, as of the date of such amendment, complied in all material respects with all applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, and, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is required to file any forms, reports or other documents with the SEC or any foreign Governmental Authority that performs a similar function to that of the SEC. The Company has made available to Parent correct and complete copies of all material correspondence (if any) between the SEC, on the one hand, and the Company or any of its Subsidiaries, on the other hand, since April 27, 2012.

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained (or incorporated by reference) in the Company SEC Reports was prepared in accordance with IFRS applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by the applicable rules and regulations of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole). The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with IFRS (to the extent applicable).

(c) Neither the Company nor any of its Subsidiaries has any outstanding liability or obligation of any nature (whether accrued, absolute, contingent, determined, determinable or otherwise and whether due or to become due) that would be required to be reflected or reserved against in a consolidated balance sheet (including notes thereto) of the Company and its consolidated Subsidiaries prepared in accordance with IFRS, except for liabilities and obligations (i) that are reflected, or for which reserves were properly established, on the 2012 Balance Sheet, (ii) incurred in the ordinary course of business consistent with past practice since December 31, 2012, (iii) that would not have a Company Material Adverse Effect, or (iv) that are disclosed in the Company SEC Reports filed publicly prior to the date hereof, incurred in connection with the Transactions or otherwise as contemplated by this Agreement.

(d) The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed and maintained to ensure that information required to be disclosed by the Company in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. The Company maintains internal controls over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. No significant deficiency, material weakness or fraud (i) in the design or operation of the Company’s internal control over financial reporting or (ii) that involves management or other employees was identified in management’s assessment of internal controls, in each case, since April 27, 2012. The Company has made available to Parent true, correct and complete copies of all correspondence among management, the Company’s independent auditors and the audit committee of the Company Board that relates to any of the matters contemplated by clauses (i) or (ii).

(e) The Company maintains and has maintained a standard system of accounting established and administered in accordance with IFRS in all material respects. Neither the Company nor any of its Subsidiaries has or is subject to any joint venture, “off-balance sheet arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act) or other similar arrangement, where the result, purpose or intended effect of such arrangement is to avoid disclosure of any transaction involving, or liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Report.

Section 4.08 Absence of Certain Changes or Events. Since December 31, 2012, (a) the Company and its Subsidiaries have conducted their businesses in all material respects in the ordinary course and in a manner consistent with past practice (except for actions taken or not taken in connection with the Transactions), (b) there has not been any change in the financial condition, business or results of their operations or any circumstance, occurrence or development which has had a Company Material Adverse Effect and (c) neither the Company nor any of its Subsidiaries has taken or agreed to take any action that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 6.01(b)(iii), (iv), (vi), (x)(A) (only with respect to directors or officers of the Company), (x)(B) (only with respect to directors or the senior management team of the Company), (x)(F), (xi) or (xii).

Section 4.09 Absence of Litigation. Except as set forth in Section 4.09 of the Company Disclosure Schedule, there is no Action pending against the Company or any of its Subsidiaries or, to the Knowledge of the Company, against the Joint Venture Entities or any present or former officer, director or employee of the Company, any of its Subsidiaries or any of the Joint Venture Entities in such individual’s capacity as such or, to the Knowledge of the Company, threatened against any of the foregoing, or any property or asset of any of the foregoing, before any Governmental Authority that has, or has had, a Company Material Adverse Effect. None of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of the Joint Venture Entities, nor any material property or asset of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of the Joint Venture Entities, is subject to any Order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of the Company, continuing investigation by, any Governmental Authority or any Order of any Governmental Authority, except as would not have a Company Material Adverse Effect.

Section 4.10 Labor and Employment Matters. (a) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or relationship applicable to persons employed by the Company or any of its Subsidiaries. Except as would not have a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries has breached or otherwise failed to comply in any respect with the provisions of any collective bargaining agreement, and there are no grievances outstanding against the Company or any of its Subsidiaries under any such Contract and (ii) there are no unfair labor practice charges or complaints pending against the Company or any of its Subsidiaries before any Governmental Authority; and with respect to subsections (i) and (ii) above, no such breaches, grievances, charges or complaints have occurred within the past three (3) years.

(b) Except (i) as set forth in Section 4.10(b) of the Company Disclosure Schedule or (ii) as would not have a Company Material Adverse Effect, the Company and its Subsidiaries are currently, and have been in for the last three (3) years, in compliance in all respects with all Laws relating to the employment of labor, including those related to wages, hours, collective bargaining, equal employment, affirmative action, workplace safety, immigration, and the payment and withholding of Taxes.

(c) With respect to the Transactions, any notice required under any Law or collective bargaining agreement has been or prior to Closing will be given, and any bargaining obligations have been satisfied, or will be satisfied prior to Closing. During the past three (3) years, neither the Company nor any of its Subsidiaries has implemented any employee layoffs implicating the WARN Act or any similar Law.

(d) All benefit and compensation plans, agreements, or arrangements, including any equity compensation arrangements (including the Company Share Plan), management, employment, severance, change in control, transaction bonus, incentive bonus, consulting, employee loan or salary advancement, repatriation or expatriation agreement, welfare benefit, pension, fringe benefits or other Contract, covering Service Providers with respect to which the Company or any Subsidiary of the Company has or may have any material liability or material obligation (the “Benefit Plans”) are listed in Section 4.10(d) of the Company Disclosure Schedule. True and complete copies of each Benefit Plan, including all amendments thereto, have been provided or made available to Parent and Merger Sub.

(e) Except (i) as set forth in Section 4.10(e) of the Company Disclosure Schedule or (ii) as otherwise specifically provided in this Agreement regarding the Unvested Company Shares, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with another event, such as a termination of employment) will (A) result in any payment becoming due to any current or former director or current or former Service Provider under any of the Benefit Plans or otherwise; (B) increase any benefits otherwise payable under any of the Benefit Plans; or (C) result in any acceleration of the time of payment or vesting of any such benefits.

(f) No amount that could be received (whether in cash or property or the vesting of property) as a result of the consummation of the Merger by any Service Provider under any Benefit Plan or otherwise would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code. Neither the Company nor any Subsidiary of the Company has any indemnity or gross-up obligation on or after the Effective Time for any Taxes imposed under Section 4999 or Section 409A of the Code.

(g) There is no outstanding Order against or with respect to the Benefit Plans that would have a Company Material Adverse Effect. Except (i) as set forth in Section 4.10(b) of the Company Disclosure Schedule or (ii) as would not have a Company Material Adverse Effect, each document prepared in connection with a Benefit Plan complies with applicable Law. Except as would not have a Company Material Adverse Effect, (A) each Benefit Plan has been established, funded and operated in accordance with its terms, applicable Law, and, to the extent applicable, in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters and (B) to the Knowledge of the Company, no circumstance, fact or event exists that could result in any default under or violation of any Benefit Plan. No Action is pending or, to the Knowledge of the Company, threatened with respect to any Benefit Plan (other than ordinary course claims for benefits in accordance with the terms and conditions of the applicable Benefit Plan). Except as set forth in Section 4.10(g) of the Company Disclosure Schedule, each Benefit Plan that is intended to be tax qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), is the subject of a current favorable determination letter from the United States Internal Revenue Service, and, to the Company’s Knowledge, nothing has occurred since the date of such determination letter that could adversely affect the tax-qualified status of such Benefit Plan.

(h) Neither the Company nor any of its Subsidiaries nor any Person that could, at any relevant time, be treated as a single employer with the Company nor any of its Subsidiaries under Section 414(b), (c), (m) or (o) of the Code, has any obligation or liability under or with respect to: (i) Section 302 or Title IV of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or Section 412 of the Code or (ii) the provision of post-employment or retiree medical, life or other welfare benefits (except as required by Section 4980B of the Code or similar state Law for which the covered individual pays the full cost of coverage). Neither the Company nor any of its Subsidiaries has any material liability in respect of Sections 404 or 406 of ERISA or Section 4975 of the Code.

(i) Any individual who performs services for the Company or any of its Subsidiaries and who is not treated as an employee for federal income tax purposes by the Company or any of its Subsidiaries is not an employee under applicable Law and is not an employee for any purpose (including Tax withholding purposes or Benefit Plan purposes). Each employee of the Company and its Subsidiaries has been properly classified as “exempt” or “non-exempt” under applicable Law. There are no independent contractors performing services for the Company or any of its Subsidiaries.

Section 4.11 Real Property; Title to Assets. (a) None of the Company or its Subsidiaries has fee title (or equivalent) interest in any real property.

(b) The Company has made available to Parent true, correct and complete copies of all Leases under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any Leased Real Property (and all modifications, amendments, supplements and other agreements with respect thereto). Except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries has (i) not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property and (ii) a good and valid leasehold interest in each parcel of the Leased Real Property, free and clear of all Encumbrances, except (x) as set forth in Section 4.11(b) of the Company Disclosure Schedule or (y) Permitted Encumbrances.

(c) As of the date of this Agreement, no party to any Lease relating to the Leased Real Property has given written notice to the Company or any of its Subsidiaries of or made a written claim against the Company or any of its Subsidiaries with respect to any material breach or default thereunder and to the Knowledge of the Company, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease.

(d) Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, or valid rights under contract to use, all other properties and assets (excluding Leased Real Property and Intellectual Property Rights) of the Company and its Subsidiaries, in each case free and clear of all Encumbrances, except Permitted Encumbrances.

Section 4.12 Intellectual Property. (a) The Company and its Subsidiaries own, or have valid and enforceable rights to use, all patents, patent applications, trademarks, trademark applications, service marks, Internet domain names, trade names, trade secrets, know-how, technology, inventions, copyrights, licenses, software, and other intellectual property rights and similar rights, together with all goodwill, applications and registrations in connection with any of the foregoing) (collectively, “Intellectual Property Rights”) used in or necessary for the operation of their respective businesses (collectively, the “Company Intellectual Property Rights”). No Joint Venture Entity and no Person (other than the Company and its Subsidiaries) owning any equity or similar interests of any Joint Venture Entity owns or has the right to use any Company Intellectual Property Rights. For the avoidance of doubt, the foregoing shall not be interpreted as a non-infringement representation (which is set forth in Section 4.12(b)).

(b) The Company and its Subsidiaries and the operation of their respective businesses as currently conducted have not in the past four (4) years infringed, misappropriated or otherwise violated in any material respect any Intellectual Property Rights of any Person, provided that the foregoing representation is made subject to the Knowledge of the Company with respect to patents. Neither the Company nor any of its Subsidiaries has received in the past four (4) years any written notice that the use of any of the Intellectual Property Rights by the Company or any of its Subsidiaries in connection with their respective businesses, violates, misappropriates or infringes upon the Intellectual Property Rights of any Person, and there is no pending written or, to the Knowledge of the Company, threatened claim relating to the foregoing. To the Knowledge of the Company, all Intellectual Property Rights owned by and material to the conduct of the business of the Company and its Subsidiaries are enforceable and there is no existing infringement, misappropriation or other violation by another Person of any such Intellectual Property Rights. The Company and its Subsidiaries have taken all commercially reasonable measures (a) to establish their ownership of Company Intellectual Property Rights developed by each current and former employee, contractor or consultant within the scope of his or her employment or engagement with the Company or any of its Subsidiaries, and (b) to protect the secrecy, confidentiality and value of all of their trade secrets (including the source code for proprietary software) and Company Intellectual Property Rights material to the conduct of their business.

(c) Except as would not have a Company Material Adverse Effect, the Company IT Assets are adequate for, and operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required in connection with, the operation of the Company or any of its Subsidiaries’ businesses and the Company and its Subsidiaries have implemented reasonable backup, security and disaster recovery measures, facilities and technology consistent with industry practices.

Section 4.13 Taxes.

(a) Except as would not have a Company Material Adverse Effect, (i) all Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and (ii) each such Tax Return filed by or with respect to the Company or any of its Subsidiaries is correct and complete .

(b) Except as would not have a Company Material Adverse Effect, all Taxes of (i) the Company or any of its Subsidiaries or (ii) to the Knowledge of the Company, any Joint Venture Entity, that are due and payable (whether or not shown on such Tax Returns) have been timely paid. Neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes since December 31, 2012 other than in the ordinary course of business consistent with past practice. Except as would not have a Company Material Adverse Effect, there are no Tax liens on the assets of the Company or any of its Subsidiaries other than Permitted Encumbrances.

(c) Except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries has timely paid, collected or withheld all Taxes required to be paid or withheld with respect to their employees, independent contractors, creditors and other third parties (and timely paid over or remitted such Taxes to the appropriate Governmental Authority).

(d) Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations or outstanding extension of the period for the assessment or collection of any Tax. To the Knowledge of the Company, no audit or other examination or administrative, judicial or other proceeding of, or with respect to, any Tax Return or Taxes of the Company or any of its Subsidiaries is currently in progress. No deficiency for any amount of Tax has been asserted or assessed in writing by a Governmental Authority against the Company or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn, and no written claim has been made by a Tax authority in a jurisdiction where the Company or any of its Subsidiaries does not pay Taxes or file Tax Returns that the Company or any of its Subsidiaries is or may be subject to Taxes imposed by such jurisdiction.

(e) Neither the Company nor any of its Subsidiaries (i) has engaged in any “listed transaction” within the meaning of Treasury regulations Section 1.6011-4(b)(2), (ii) has distributed the stock of another Person or has had its stock distributed by another Person within the two-year period ending on the date hereof in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code, (iii) has been a member of any consolidated, combined or unitary group under U.S. federal or state or non-U.S. Tax Law or (iv) has liability for Taxes of another Person pursuant to any Law (including Treasury regulations Section 1.1502-6), as a transferee or successor, or by contract (other than any ordinary commercial contract the principal purpose of which is not the allocation or sharing of Taxes), except, with respect to this subclause (iv), as would not have a Company Material Adverse Effect.

Section 4.14 Environmental Matters. Except as would not have a Company Material Adverse Effect, (a) none of the Company nor any of its Subsidiaries has violated or is in violation of, or has received any notice of any violation of, any Environmental Law; (b) none of the Company nor any of its Subsidiaries is actually, potentially or allegedly liable under any Environmental Law (including pending or threatened liens, or with respect to disposal or release of or exposure to Hazardous Substances); (c) neither the execution of this Agreement nor the consummation of the Transactions will require any investigation, remediation or other action with respect to Hazardous Substances, or any notice to or consent of Governmental Authorities or third parties, pursuant to any applicable Environmental Law; and (d) none of the Company nor any of its Subsidiaries has assumed, undertaken, or provided an indemnity with respect to, any liability of any other Person relating to Environmental Laws.

Section 4.15 Material Contracts. (a) Except for this Agreement and except for Contracts filed as exhibits to the Company SEC Reports prior to the date of this Agreement or set forth in Section 4.15 of the Company Disclosure Schedule, as of the date hereof, none of the Company or its Subsidiaries is a party to or bound by any Contract that:

(i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act) with respect to the Company and its Subsidiaries;

(ii) would, individually or in the aggregate, prevent, materially delay or materially impair the Company’s ability to consummate the Transactions;

(iii) is a joint venture contract, strategic cooperation or partnership arrangement, limited liability company agreement or any other agreement involving a sharing of profits, losses, costs or liabilities by the Company or any of its Subsidiaries with any third party;

(iv) would be required to be set forth on Section 4.21 of the Company Disclosure Schedule;

(v) is a Contract relating to Indebtedness;

(vi) is a Contract relating to any acquisition, merger or sale or similar transaction (A) that is pending for aggregate consideration in excess of $750,000, or (B) that has outstanding indemnification, “earn-out” or other contingent payment obligations by the Company that would reasonably be expected to result in payments in excess of $750,000;

(vii) is a Contract that obligates the Company or any of its Subsidiaries to make any capital commitment or capital expenditure in excess of $1,000,000;

(viii) is a Contract that is with or for the benefit of any Governmental Authority;

(ix) is or contains (i) a material license or sublicense granted to or by the Company or any of its Subsidiaries with respect to any Company Intellectual Property Rights (other than non-exclusive licenses of Intellectual Property Rights granted to customers in the ordinary course of business or licenses for off-the-shelf, commercially-available software) or (ii) an equipment lease arrangement;

(x) (A) is a Contract with any of the customers set forth in Section 4.19 of the Company Disclosure Schedule that (1) grants “most favored nation” status to any such customer or (2) grants to any such customer any right of first offer or right of first refusal or exclusivity or (B) is a Contract that (1) contains “non-solicitation”, “no hire”, “non-compete” or similar provisions which restrict the Company or any of its Subsidiaries or Affiliates from soliciting, hiring, engaging, retaining or employing any other Person’s current or former employees or (2) otherwise limits the ability of the Company or any of its Subsidiaries to compete in any material respect in any business line or in any geographic area; and

(xi) is a Contract to which the Company or any of its Subsidiaries is a party or by which they or any of their assets are bound and which involves consideration or other obligations in excess of $1,500,000 annually, except for any such Contract with any customers or vendors entered into in the ordinary course of business consistent with past practice.

Each such Contract described in clauses (i) through (x) above is referred to herein as a “Material Contract”; provided that Material Contracts shall not include any Benefit Plans.

(b) Except as would not have a Company Material Adverse Effect, (i) each Material Contract is in full force and effect and is a legal, valid and binding obligation of the Company or its Subsidiaries party thereto and, to the Company’s Knowledge, the other parties thereto, in each case subject to the Bankruptcy and Equity Exception; (ii) neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any other party thereto is in breach or violation of, or default under, any Material Contract and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Company’s Knowledge, the action or inaction of any third party, that with notice or lapse of time or both would constitute a breach or violation of, or default under, any Material Contract; and (iii) the Company and its Subsidiaries have not received any written claim or notice of default, termination, failure to renew or cancellation under any such Material Contract. The Company has made available to Parent true, correct and complete copies of each Material Contract.

Section 4.16 Insurance. Section 4.16 of the Company Disclosure Schedule contains a true and complete list of all material insurance policies currently in effect that insure the business, assets, liabilities and operations of the Company and its Subsidiaries, and true, correct and complete copies of such policies have been made available to Parent. Except as would not have a Company Material Adverse Effect, (a) all insurance policies relating to the business, assets, liabilities and operations of the Company and its Subsidiaries are in full force and effect, and (b) each of the Company and its Subsidiaries (i) is not in material breach or default of such policies and (ii) will, to the Knowledge of the Company, be able to (A) renew its existing insurance policies as and when such policies expire or (B) obtain comparable coverage from comparable insurers as may be necessary to continue its business without a significant increase in cost.

Section 4.17 Brokers. No broker, finder or investment banker (other than Goldman, Sachs & Co.) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 4.18 Opinion of Financial Advisor. The Company Board has received the opinion of Goldman, Sachs & Co., dated as of the date of this Agreement, that, as of the date of such opinion and subject to the assumptions, qualifications and limitations set forth therein, the Per Share Merger Consideration to be received by holders of Company Shares in the Merger, is fair, from a financial point of view, to such holders. The Company will furnish a complete and correct copy of such opinion to Parent promptly following receipt thereof by the Company.

Section 4.19 Customers. Section 4.19 of the Company Disclosure Schedule sets forth a complete and accurate list of the twenty (20) largest accounts with customers (based on total revenues of the Company and its Subsidiaries, taken as a whole, attributable to such account) for each of the years ended December 31, 2012 and December 31, 2011 and for the three (3) months ended March 31, 2013. Neither the Company nor any of its Subsidiaries have received any written or oral notice from any of such customers stating the intention of such Person to (a) cease doing business with the Company or any of its Subsidiaries or (b) change, in a manner materially adverse to the Company or any of its Subsidiaries, the relationship of such Person with the Company or any of its Subsidiaries.

Section 4.20 Anti-Takeover Statutes. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 5.11, no restrictions of any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws and regulations of any jurisdiction (collectively, “Takeover Laws”) apply or purport to apply to the Company with respect to this Agreement, the Merger or any of the other Transactions.

Section 4.21 Affiliate Transactions. In the past three (3) years, except as set forth in Section 4.21 of the Company Disclosure Schedule, (a) there have been no Contracts (other than Benefit Plans or indemnification Contracts set forth on Section 7.06(a) of the Company Disclosure Schedule) between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any director or officer, any Person in which any director or officer has any material economic interest, and any Person who has a family relationship (as defined in Item 401(d) of Regulation S-K promulgated under the Exchange Act) with any director or officer) (collectively, “Related Persons”) of the Company or any of its Subsidiaries, other than any wholly-owned Subsidiary of the Company, on the other hand, which involves consideration or other obligations in excess of $120,000 annually and (b) no Related Person of the Company or any of its Subsidiaries has, directly or indirectly (including through ownership of any material economic interest in any Person), owned any interest in any assets (including any Company Intellectual Property Rights) of the Company or any of its Subsidiaries (other than in connection with and accordance with the terms of such Person’s employment by the Company or any of its Subsidiaries).

Section 4.22 Joint Venture Entities.

(a) The Company has heretofore furnished to Parent a complete and correct copy of the memorandum and articles of association or other equivalent organizational documents, each as amended to date, of each Joint Venture Entity. Except as set forth on Section 4.22(a) of the Company Disclosure Schedule, no Joint Venture Entity has any Subsidiaries.

(b) All shares of capital stock or other equity or similar interests of each Joint Venture Entity set forth on Section 4.22(b) of the Company Disclosure Schedule are (i) owned indirectly, beneficially and of record, by the Company and (ii) duly authorized, validly issued, fully paid and non-assessable.

(c) Section 4.22(c) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, each Contract (i) to which the Company or any of its Subsidiaries is a party and (ii) to which any Related Person of the Company is a party, in the case of each of clauses (i) and (ii), that relates to the Joint Venture Entities.

(d) Following completion of the JV Transaction, (i) the Company and its Subsidiaries will not, directly or indirectly, own any equity interests in any of the Joint Venture Entities, (ii) the Company and its Subsidiaries will not be party to any Contract with any of the Joint Venture Entities, (iii) no Joint Venture Entity will have any interest, financial or otherwise, in any asset or liability of the Company or any of its Subsidiaries (including any Company Securities, Company Intellectual Property or Leased Real Property) and (iv) the Company and its Subsidiaries will not have, directly or indirectly (including by indemnification of any Person or otherwise) responsibility for any liability or obligation of any nature (whether accrued, absolute, contingent, determined, determinable or otherwise and whether due or to become due) of or relating to the Joint Venture Entities.

(e) Xijiao International Limited was formed solely for the purpose of directly or indirectly holding all of the Company’s equity interests in Digital Li-Ning and has not directly or indirectly engaged in any other business activities other than holding all of the Company’s equity interests in Digital Li-Ning. Cool Sports (BVI) Limited was formed solely for the purpose of directly or indirectly holding all of the Company’s equity interests in Huaren Kudong and has not engaged in any other business activities other than holding all of the Company’s equity interests in Huaren Kudong.

Section 4.23 No Additional Representations. Except for the representations and warranties made by the Company in this Article IV or in any instrument delivered pursuant hereto, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Sub or any of their Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their Affiliates or Representatives of any documentation, financial projection, estimate, budget, prospect information, forecasts or other information in connection with the Transactions, and each of Parent and Merger Sub acknowledges the foregoing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

As an inducement to the Company to enter into this Agreement, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 5.01 Corporate Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially adversely affect the ability of Parent or Merger Sub to consummate the Transactions.

Section 5.02 Organizational Documents. Parent has heretofore furnished to the Company a complete and correct copy of the organizational documents of Parent and Merger Sub, each as currently effective. Such organizational documents are in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of its organizational documents.

Section 5.03 Capitalization. The authorized capital stock of Merger Sub consists of 50,000 ordinary shares, par value $1.00 per share. The issued share capital of Merger Sub consists of 5,000 ordinary shares, par value $1.00 per share, all of which are duly authorized, validly issued, fully paid and non assessable and free of any preemptive rights in respect thereof and all of which are owned directly or indirectly by Parent.

Section 5.04 Authority Relative to This Agreement. (a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than the filing of the Plan of Merger). This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and constitutes a valid, legal and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The Parent Board and the board of directors of Merger Sub have duly and validly approved by resolution and authorized the execution, delivery and performance of this Agreement and the consummation of the Transactions by Parent and Merger Sub, as the case may be, and taken all such actions as may be required to be taken by the Parent Board and the board of directors of Merger Sub to effect the Transactions. The board of directors of Merger Sub has declared this Agreement to be in the commercial interests of Merger Sub, resolved to recommend the adoption of this Agreement to, and directed that this Agreement be submitted for consideration and approval by, Parent. Parent, as sole shareholder of Merger Sub, has duly and validly approved by resolution and authorized the execution, delivery and performance of this Agreement and the consummation of the Transactions by Merger Sub.

Section 5.05 No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by each of Parent and Merger Sub do not, and the performance of this Agreement by each of Parent and Merger Sub, and the consummation of the Transactions, will not, (i) conflict with or violate the organizational documents of Parent or Merger Sub, (ii) assuming all consents, approvals, authorizations and other actions described in Section 5.05(b) have been obtained or taken and all filings and obligations described in Section 5.05(b) have been made or satisfied, and subject to the adoption of this Agreement by Parent in accordance with Section 7.08(e) hereof, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound or affected, or (iii) violate, conflict with, require consent under, result in any breach of, result in any loss of any benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property or asset of Parent or Merger Sub pursuant to, any Contract, Parent Permit or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of Parent or Merger Sub is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially hinder or delay the consummation of the Transactions.

(b) The execution and delivery of this Agreement by each of Parent and Merger Sub do not, and the performance of this Agreement by each of Parent and Merger Sub, and the consummation of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, and the rules and regulations thereunder, (ii) for compliance with the rules and regulations of NYSE Amex or the New York Stock Exchange, (iii) for the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law and related documentation, (iv) for the premerger notification and waiting period requirements of the HSR Act, and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially hinder or delay the consummation of the Transactions.

Section 5.06 Operations of Merger Sub. Merger Sub is a direct or indirect, wholly owned Subsidiary of Parent, was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities other than incidental to the Transactions and has conducted its operations only as contemplated by this Agreement.

Section 5.07 Absence of Litigation. As of the date of this Agreement, there is no Action pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, or any property or asset of Parent or any of its Subsidiaries, before any Governmental Authority that would, individually or in the aggregate, prevent or materially hinder or delay the consummation of the Transactions. As of the date of this Agreement, neither Parent nor any of its Subsidiaries nor any material property or asset of Parent or any of its Subsidiaries is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of Parent, continuing investigation by, any Governmental Authority or any Order of any Governmental Authority that would, individually or in the aggregate, prevent or materially hinder or delay the consummation of the Transactions.

Section 5.08 Available Funds and Financing. Parent and Merger Sub will have available to them, as of or immediately after the Effective Time, all funds necessary for the payment to the Paying Agent of the aggregate amount of the Exchange Fund and any other amounts required to be paid by Parent and Merger Sub in connection with the consummation of the Merger and the other Transactions and to pay all related Expenses required to be paid by Parent and Merger Sub and satisfy any of their other payment obligations hereunder. Between the date hereof and the Effective Time, Parent and Merger Sub will not need to enter into any new agreements and arrangements with any third parties with respect to the provision of financing or funds in order satisfy their obligations in this Agreement.

Section 5.09 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub for which the Company would have any liability prior to the Effective Time.

Section 5.10 Solvency. Neither Parent nor Merger Sub is entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors. As of the date hereof, Merger Sub does not own any assets (except for cash in a de minimis amount) and Merger Sub does not have any liabilities other than liabilities incidental to its formation or relating to the transactions contemplated by this Agreement. Assuming the satisfaction of the conditions of Parent and Merger Sub to consummate the Merger as set forth in Section 8.01 and Section 8.02, immediately after giving effect to all of the Transactions contemplated hereby, the payment of the aggregate amount of the Per Share Merger Consideration and the aggregate amount of consideration payable in respect of Unvested Company Shares in accordance with Section 3.02, the payment of all other amounts required to be paid in connection with the consummation of the Transactions, and the payment of all related Expenses, the Surviving Corporation shall (A) be able to pay its debts as they become due, and (B) not have, as of such date, unreasonably small capital to carry on its business.

Section 5.11 Ownership of Company Shares. As of the date hereof, neither Parent nor Merger Sub beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Company Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire any Company Shares or other securities of, or any other economic interest (through derivatives securities or otherwise) in the Company.

Section 5.12 Independent Investigation. Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and the Subsidiaries of the Company, which investigation, review and analysis was performed by Parent, Merger Sub, their respective Affiliates and Representatives. Each of Parent and Merger Sub acknowledges that as of the date hereof, it, its Affiliates and their respective Representatives have been provided sufficient access to the personnel, properties, facilities and records of the Company and the Company Subsidiaries for such purpose.

Section 5.13 Non-Reliance on Company Estimates. The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives.

Section 5.14 No Additional Representations. Except for the representations and warranties made by Parent and Merger Sub in this Article V or in any instrument delivered pursuant hereto, neither Parent nor Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any of their Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to the Company or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, financial projection, estimate, budget, prospect information, forecasts or other information in connection with the Transactions, and the Company hereby acknowledges the foregoing.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.01 Conduct of Business by the Company Pending the Merger. (a) Except (i) as expressly contemplated or expressly permitted by this Agreement (including any reasonable expenses incurred in connection with the Transactions), (ii) as required by applicable Law or (iii) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company covenants and agrees that, between the date of this Agreement and the Effective Time, the Company shall use its reasonable best efforts to carry on the businesses of the Company and its Subsidiaries in the ordinary course and in a manner consistent with past practice in all material respects and the Company and each of its Subsidiaries shall use their reasonable best efforts, consistent with past practice, to preserve substantially intact their business organization and maintain their current relationships and goodwill with customers, suppliers, employees and distributors with which the Company or any of its Subsidiaries has material business relations as of the date hereof.

(b) By way of amplification and not limitation, except as (w) set forth in Section 6.01(b) of the Company Disclosure Schedule, (x) as required by applicable Law, (y) as expressly contemplated or expressly permitted by this Agreement (including any reasonable expenses incurred in connection with the Transactions) or (z) with the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, neither the Company nor any of its Subsidiaries shall, between the date of this Agreement and the Effective Time, directly or indirectly, do any of the following (it being understood and hereby agreed that if any action is expressly permitted by any of the following subsections, such action shall be expressly permitted under Section 6.01(a)):

(i) amend or otherwise change its organizational documents;

(ii) (A) issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant, or encumbrance of, or redeem, purchase or otherwise acquire, any Company Securities (other than in connection with (1) the settlement of vested Unvested Company Shares in accordance with their terms as of the date of this Agreement or (2) pursuant to Contracts in effect on the date of this Agreement and listed on Section 6.01(b)(ii) of the Company Disclosure Schedule), (B) grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement, commitment or arrangement relating to any Company Securities or (C) create any obligations of the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities or dividends paid thereon;

(iii) (A) sell, pledge or otherwise dispose of, (B) grant an Encumbrance on or permit an Encumbrance to exist on, or (C) authorize the sale, pledge or other disposition of, or granting or placing of an Encumbrance on, any assets of the Company or any of its Subsidiaries having a current value in excess of $1,000,000, except any sale, pledge or disposition of assets in the ordinary course of business and in a manner consistent with past practice;

(iv) declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its share capital, except for dividends by any of the Company’s direct or indirect wholly-owned Subsidiaries to the Company or to any of its other wholly-owned Subsidiaries or enter into any agreement with respect to the voting of its equity interests;

(v) reclassify, combine, split or subdivide any of the Company Shares;

(vi) except as disclosed in Section 4.03(a) of the Company Disclosure Schedule, or other than with a value or purchase price (including the value of assumed liabilities) not in excess of $750,000 in any transaction or a related series of transactions or acquisitions, acquire (including by merger, consolidation or acquisition of equity interests or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any assets, or enter into or acquire any interest in any joint venture or similar agreement or arrangement;

(vii) incur, create, assume or otherwise become liable for any Indebtedness in excess of $1,000,000 in the aggregate, except pursuant to the terms of any Contract in effect as of, and disclosed to Parent prior to, the date hereof;

(viii) enter into or make any loans, advances or capital contributions to or investments in officers, directors, employees, agents or consultants;

(ix) enter into any Contracts with any Affiliate (including any director or officer) thereof, other than any wholly-owned Subsidiary of the Company;

(x) (A) except as required under applicable Law or pursuant to the terms of any Benefit Plan in effect on the date hereof that is disclosed pursuant to Section 4.10(d) or as disclosed in Section 6.01(b)(x) of the Company Disclosure Schedule, or with respect to employees who are not officers or directors, in the ordinary course of business consistent with past practice, increase the compensation payable or to become payable or the benefits provided to any Service Provider (provided that the Company may increase the base salary of individual employees who not are not officers or directors in an amount not to exceed ten percent (10%) of such employee’s base salary to the extent the aggregate amount of all such increases does not exceed $500,000 in the aggregate); (B) except as required under applicable Law or the terms of any Benefit Plan in effect on the date hereof or this Agreement, grant any severance, retention or termination pay to, or enter into any employment, bonus, change in control or severance agreement (or other similar agreements) with, any Service Provider; (C) except as required under applicable Law or the terms of any Benefit Plan in effect on the date hereof or this Agreement, establish, adopt, enter into or materially amend any collective bargaining agreement or Benefit Plan; (D) hire any new Service Providers or promote any existing Service Providers, unless such hiring or promotion is in the ordinary course of business consistent with past practice and is with respect to employees or other Service Providers having an annual base salary and incentive compensation opportunity not to exceed $300,000; (E) grant or announce any equity incentive awards under the Company Share Plan or otherwise; (F) take any action to accelerate the payment, funding, right to payment or vesting of any compensation or benefits (except as provided in this Agreement); or (G) terminate any employees of the Company having a title of senior vice president or above without cause (provided, that if any such employee is terminated for cause, the Company shall reasonably consult with Parent prior to any such termination for cause);

(xi) make any changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except (A) as required by changes in IFRS or applicable Law or (B) as set forth in Section 6.01(b)(xi) of the Company Disclosure Schedule;

(xii) make or change any material Tax election, amend any material Tax Return (except as required by applicable Law), enter into any closing agreement with respect to Taxes, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, settle, fail to contest or finally resolve any material controversy with respect to Taxes or change any material method of Tax accounting;

(xiii) settle, release, waive or compromise any pending or threatened material litigation or other proceedings, other than litigation or other proceedings with respect to the Company’s collection of accounts receivable from customers in the ordinary course of business;

(xiv) (A) enter into, amend or modify, in any material respect, or terminate, or waive any material rights under, any (1) Material Contract or (2) Contract that, if in effect on the date hereof, would have been a Material Contract, except in each case, in the ordinary course of business consistent with past practice (provided that the foregoing exception shall not permit (x) entering into a Contract that (i) grants “most favored nation” status to any other Person, (ii) grants to any customer set forth on Section 4.19 of the Company Disclosure Schedule any right of first offer or right of first refusal or exclusivity, (iii) includes “non-solicitation”, “no hire”, “non-compete” or similar provisions which restrict the Company or any of its Subsidiaries from soliciting, hiring or employing any other Person’s current or former employees or (iv) otherwise limits the ability of the Company or any of its Subsidiaries to compete in any material respect in any business line or in any geographic area) or (y) amending or modifying any of the provisions set forth in clause (x) in any Material Contract or Contract, that if effect on the date hereof, would have been a Material Contract); or (B) enter into, amend or modify any Contract which contains a change of control or similar provision that would require a payment to, or otherwise require consent from, the other party or parties thereto in connection with the Transactions;

(xv) make any capital commitment or capital expenditure in excess of $500,000, except for capital commitments or capital expenditures contemplated by the budget of the Company for the fiscal year ending December 31, 2013 (a copy of which has previously been provided to Parent);

(xvi) enter into any new line of business;

(xvii) implement any employee layoffs implicating the WARN Act;

(xviii) fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder; or

(xix) agree, in writing or otherwise, to take any of the foregoing actions or fail to take any action that would result in any of the foregoing.

Section 6.02 Conduct of Business by Parent, Merger Sub and the Company Pending the Merger. Each of Parent, Merger Sub and the Company agrees that, from the date hereof to the Effective Time, it shall not: (a) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; (b) take any action, the taking of which would, or would reasonably be expected to, individually or in the aggregate, prevent or materially hinder or delay the ability of Parent, Merger Sub or the Company, as applicable, to consummate the Merger or the other Transactions.

Section 6.03 No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Sub’s operations. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.01 Proxy Statement. (a) As soon as reasonably practicable following the date of this Agreement, but in no event later than fifteen (15) Business Days after the date of this Agreement, the Company shall cause the proxy statement relating to this Agreement and the Transactions, letter to shareholders, notice of meeting and form of proxy accompanying the proxy statement that will be provided to the holders of Company Shares in connection with the solicitation of proxies for use at the Company Shareholders’ Meeting (collectively, as amended or supplemented, the “Proxy Statement”), to be mailed to the holders of Company Shares; provided, however, that neither the Proxy Statement nor any amendments or supplements to the Proxy Statement, nor any other materials used in connection with the Company Shareholders’ Meeting, shall be disseminated to the holders of Company Shares without prior consultation with Parent and its counsel, including the reasonable opportunity of Parent and its counsel to review and comment on the Proxy Statement and all other such materials; provided, further, however, that nothing in this Section 7.01(a) shall limit or preclude the ability of the Company Board to effect a Change in the Company Recommendation in compliance with Section 7.03. Unless the Company Board has effected a Change in the Company Recommendation in compliance with Section 7.03, the Proxy Statement shall include the Company Recommendation.

(b) Parent shall provide to the Company within three (3) Business Days following a request therefor from the Company all information concerning Parent and Merger Sub as may be reasonably requested by the Company in connection with the Proxy Statement and shall otherwise assist and cooperate with the Company in the preparation of the Proxy Statement. The Company will cause the information relating to the Company and each of its Subsidiaries and the Joint Venture Entities supplied by it for inclusion or incorporation by reference in the Proxy Statement, at the time of the mailing of the Proxy Statement, and at the time of the Company Shareholders’ Meeting, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to information supplied by Parent for inclusion in the Proxy Statement. Parent will cause the information relating to Parent or Merger Sub supplied by it for inclusion in the Proxy Statement, at the time of the mailing of the Proxy Statement, and at the time of the Company Shareholders’ Meeting, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by Parent or Merger Sub with respect to information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement. Each of Parent and Merger Sub will furnish to the Company the information relating to it required by applicable Law to be set forth in the Proxy Statement as promptly as reasonably practicable following request therefor from the Company.

(c) Notwithstanding the foregoing or anything else herein to the contrary, and subject to compliance with the terms of Section 7.03, in connection with any disclosure regarding a Change in the Company Recommendation, the Company shall not be required to provide Parent or Merger Sub the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or any Filing by the Company, in each case with respect to such disclosure.

Section 7.02 Company Shareholders’ Meeting. (a) As promptly as reasonably practicable after the date hereof, the Company shall take, in accordance with applicable Law and its organizational documents, all action necessary to call, give notice of, set a record date for, convene and hold the Company Shareholders’ Meeting for the purpose of obtaining the Required Company Vote. Without the prior written consent of Parent, the Company shall not change, postpone or adjourn the date for which the Company Shareholders’ Meeting is scheduled, or change the record date for the Company Shareholders’ Meeting. If, on a date for which the Company Shareholders’ Meeting is scheduled, the Company has not received proxies representing a sufficient number of votes to obtain the Required Company Vote or to obtain a quorum for such meeting, the Company shall, at Parent’s prior written request, postpone or adjourn the Company Shareholders’ Meeting in order to obtain the Required Company Vote. The Company shall, on the reasonable request of Parent, advise Parent as promptly as reasonably practicable as to the aggregate tally of proxies received by the Company with respect to the

Required Company Vote. Unless this Agreement has been validly terminated in accordance with its terms, the obligation of the Company to duly call, give notice of, set a record date for, convene and hold the Company Shareholders’ Meeting and to submit this Agreement to the holders of Company Shares for the purpose of obtaining the Required Company Vote shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Acquisition Proposal or by any Change in the Company Recommendation.

(b) Unless there has been a Change in the Company Recommendation in compliance with Section 7.03(e), the Company Board shall use reasonable best efforts to take all actions reasonably necessary in accordance with applicable Law and the organizational documents of the Company, to solicit the Required Company Vote.

Section 7.03 No Solicitation of Transactions; Company Board Recommendation; Alternative Acquisition Agreement. (a) Until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX, the Company and its Subsidiaries shall not, and shall cause their respective Representatives not to, directly or indirectly:

(i) solicit or initiate, or take any other action to knowingly facilitate or encourage, any Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data concerning, the Company or any of its Subsidiaries to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) in connection with, or with the intent to induce the making, submission or announcement of, or the intent to encourage or assist, an Acquisition Proposal;

(iii) approve, endorse, recommend, execute or enter into any Alternative Acquisition Agreement relating to any Acquisition Proposal;

(iv) grant any waiver, amendment or release under, or terminate or fail to enforce, any standstill provision or agreement or, except for any amendment or waiver required by Law or Governmental Authority, any confidentiality provision of any confidentiality agreement; or

(v) resolve or propose publicly to do any of the foregoing.

(b) Immediately following the execution of this Agreement, the Company and its Subsidiaries shall, and they shall cause their respective Representatives to, immediately cease any discussions or negotiations with any Person (other than Parent and Merger Sub and their respective Representatives) with respect to any Acquisition Proposal. As soon as reasonably practicable following the date of this Agreement, the Company shall (i) promptly request each Person that has executed a confidentiality agreement prior to the date hereof in connection with its consideration of an Acquisition Proposal to return or destroy, in each case pursuant to the terms of such confidentiality agreement, all confidential information heretofore furnished to such Person by or on behalf of the Company and its Subsidiaries and (ii) terminate the access of any Persons other than Parent and its Representatives to any “data room” hosted by the Company or any of its Subsidiaries or Representatives relating to any Acquisition Proposal.

(c) Notwithstanding anything to the contrary in this Agreement, at any time prior to the receipt of the Required Company Vote, following the receipt of an Acquisition Proposal that did not result from a violation of Section 7.03(a), the Company, its Subsidiaries and the Company’s and its Subsidiaries’ Representatives may:

(i) contact the Person or group of Persons who has made such Acquisition Proposal to clarify and understand the terms and conditions thereof so as to determine whether such Acquisition Proposal constitutes a Superior Proposal or would be reasonably likely to result in a Superior Proposal; and/or

(ii) if the Company Board has determined in good faith after consultation with its financial advisor(s) and outside counsel that such Acquisition Proposal constitutes a Superior Proposal or would be reasonably likely to result in a Superior Proposal:

(A) provide information (including any non-public information or data concerning the Company or any of its Subsidiaries) in response to the request of the Person or group of Persons who has made such Acquisition Proposal, if and only if, prior to providing such information, the Company and such Person or group of Persons so requesting such information have executed an Acceptable Confidentiality Agreement; provided that the Company shall promptly (and, in any event, within 24 hours) make available to Parent any non-public information concerning the Company and its Subsidiaries that is provided to any Person or group of Persons making such Acquisition Proposal that is given such access and that was not previously or concurrently made available to Parent or its Representatives; and/or

(B) engage or participate in any discussions or negotiations with the Person or group of Persons who has made such Acquisition Proposal.

(d) Except as expressly permitted by Section 7.03(e), neither the Company Board nor any committee thereof shall (i) withhold, withdraw, amend or modify in a manner adverse to Parent in any material respect, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent in any material respect, the Company Recommendation, fail to include the Company Recommendation in the Proxy Statement (each, a “Change in the Company Recommendation”); provided, however, that, subject to Section 7.03(f), a “stop, look and listen” communication by the Company Board of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not be deemed to be a Change in the Company Recommendation, or (ii) cause or permit the Company or any of its Subsidiaries to enter into any Alternative Acquisition Agreement.

(e) Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Required Company Vote, if the Company Board receives an Acquisition Proposal that did not result from a violation of Section 7.03(a) that the Company Board has determined in good faith after consultation with its financial advisor(s) and outside counsel constitutes a Superior Proposal, then the Company Board may (i) effect a Change in the Company Recommendation and/or (ii) authorize the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, if and only if:

(i) prior to effecting a Change in the Company Recommendation, the Company Board determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that such proposed Change in the Company Recommendation is consistent with the directors’ fiduciary duties under applicable Law;

(ii) prior to effecting a Change in the Company Recommendation or terminating this Agreement to enter into an Alternative Acquisition Agreement in accordance with this Section 7.03(e), (A) the Company shall have provided written notice (the “Change or Termination Notice”) to Parent that the Company Board has resolved to effect a Change in the Company Recommendation or to terminate this Agreement pursuant to Section 9.01(d)(ii) at least five (5) Business Days prior to effecting such Change in the Company Recommendation or termination of the Agreement (the “Notice Period”), describing in reasonable detail the reasons for such Change in the Company Recommendation or termination (which notice shall specify the identity of the party making the Superior Proposal and the material terms thereof and copies of all relevant documents relating to such Superior Proposal) and (B) the Company shall have negotiated with Parent in good faith during such Notice Period (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal; provided that, with respect to a Change in the Company Recommendation made in connection with a Superior Proposal or a termination of this Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, in the event of any revisions to the Acquisition Proposal, the Company shall deliver a new Change or Termination Notice to Parent and again comply with the requirements of this Section 7.03(e)(ii)(B) with respect to such new Change or Termination Notice; provided, further, that with respect to the new Change or Termination Notice to Parent, the Notice Period shall be deemed to be a three (3) Business-Day period rather than the five (5) Business-Day period first described above;

(iii) the Company Board shall have determined in good faith (after consultation with the Company’s financial advisor(s) and outside legal counsel), after considering the terms of any proposed amendment or modification to this Agreement by Parent during any Notice Period or subsequent Notice Period, if applicable, that (A) such Acquisition Proposal continues to constitute a Superior Proposal and (B) with respect to a Change in the Company Recommendation, that such proposed Change in the Company Recommendation is consistent with the directors’ fiduciary duties under applicable Law; and

(iv) in the case of the Company terminating this Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, the Company shall have paid, or caused the payment of the Company Termination Fee in accordance with Section 9.03(a).

(f) Nothing contained in this Section 7.03 shall be deemed to prohibit the Company or the Company Board (or any committee thereof) from complying with its disclosure obligations under U.S. federal or state or non-U.S. Law with regard to an Acquisition Proposal, including taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided that if such disclosure includes a Change in the Company Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change in the Company Recommendation (it being understood that a statement that the Company Board or any committee thereof has received and is currently evaluating such Acquisition Proposal and/or describing the operation of this Agreement with respect thereto, or any “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not be deemed to be a Change in the Company Recommendation). Any public disclosure by the Company or the Company Board (or any committee thereof) relating to an Acquisition Proposal shall be deemed to be a Change in the Company Recommendation unless the Company Board reaffirms the Company Recommendation in such disclosure.

(g) The Company agrees that it will promptly (and, in any event, within 24 hours) notify Parent if it becomes aware of any receipt by the Company or the Company Board (or any committee thereof) or any Representative of the foregoing of (i) any Acquisition Proposal, (ii) any request for non-public information that would reasonably be expected to lead to an Acquisition Proposal, or (iii) any discussions or negotiations that are sought to be initiated or continued with the Company, the Company Board (or any committee thereof) or any Representative of the foregoing in connection with any Acquisition Proposal, indicating, in connection with such notice, the identity of the Person or group of Persons making such Acquisition Proposal, request or inquiry and the material terms and conditions of any such Acquisition Proposal and thereafter shall keep Parent reasonably informed on a prompt basis (and, in any event, within 24 hours) of the status and material terms of any such Acquisition Proposal (including any amendments thereto that are material in any respect) and the status of any such discussions or negotiations. None of the Company, the Company Board or any committee of the Company Board shall enter into any agreement with any Person that would limit the Company’s ability to provide such information to Parent or to give prior notice to Parent of its intention to effect a Change in the Company Recommendation or to terminate this Agreement in light of a Superior Proposal.

(h) The Company agrees that in the event any of its Subsidiaries or Representatives takes any action which, if taken by the Company, would constitute a breach of Section 7.03(a) or Section 7.03(b), the Company shall be deemed to be in breach of such sections.

Section 7.04 Access to Information; Confidentiality. (a) Except as otherwise prohibited by applicable Law or the terms of any contract or agreement to which the Company or any of its Subsidiaries is subject (provided that the Company shall use its commercially reasonable efforts to promptly obtain any consent required under such contract or agreement in order that it may comply with the terms of this Section 7.04(a)), from the date of this Agreement until the earlier of the date on which this Agreement is terminated in accordance with its terms or the Effective Time, the Company shall, and shall cause its Subsidiaries to, (i) provide to Parent and Parent’s Representatives reasonable access, during normal business hours and upon prior reasonable notice, to the officers, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to the books and records thereof; and (ii) furnish Parent with such information concerning its business, properties, contracts, assets, liabilities, personnel and other information as Parent or its Representatives may reasonably request in writing; provided, however, that the Company shall not be required to provide access to or disclose any information if such access or disclosure would jeopardize any attorney-client privilege, work product doctrine or other applicable privilege of the Company or any of its Subsidiaries, violate any Contract, Law or Order, or give a third party the right to terminate or accelerate the rights under a Contract (provided that the Company shall use its commercially reasonable efforts to cause such information to be provided in a manner that would not result in such jeopardy or violation).

(b) All information obtained by Parent pursuant to this Section 7.04 shall be kept confidential in accordance with the Confidentiality Agreement. This Agreement does not in any manner modify or limit the Company’s rights under the Confidentiality Agreement. Parent shall be responsible, in accordance with the Confidentiality Agreement, for any unauthorized disclosure of any such information provided or made available pursuant to this Section 7.04 by its Representatives.

Section 7.05 Employee Benefits Matters. For the period beginning at the Effective Time and continuing through the first anniversary of the Effective Time (the “Benefit Period”), Parent shall cause the Surviving Corporation or its Subsidiaries to provide each employee of the Company as of immediately prior to the Effective Time, during the period of employment in the Benefit Period, with a level of base pay and annual variable cash pay opportunity no less favorable to that in effect at the Effective Time (including cash bonus opportunity and/or cash commission potential, but excluding, for the avoidance of doubt, any equity-based incentive compensation). In addition, during the Benefit Period, Parent will provide employee benefits and arrangements that are substantially comparable in the aggregate to the employee benefits and arrangements provided under the Benefit Plans set forth on Section 4.10(d) of the Company Disclosure Schedule. Parent shall cause the Surviving Corporation and its Subsidiaries to honor in accordance with their terms (including any reserved right to amend, modify or terminate such Benefit Plans), all Benefit Plans set forth on
Section 4.10(d) of the Company Disclosure Schedule that are applicable to any current or former employees or directors of the Company or any Subsidiary of the Company immediately after the Effective Time. Employees of the Company or any Subsidiary of the Company as of immediately prior to the Effective Time shall receive credit for purposes of eligibility to participate and vesting (but not for benefit accruals or retiree insurance or retiree medical premium credit) under any employee benefit plan, program or arrangement established or maintained by the Surviving Corporation or any of its Subsidiaries for service accrued or deemed accrued prior to the Effective Time with the Company or any Subsidiary of the Company; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit and shall only be required to the same extent that such service was credited to such employee for the same purpose under the corresponding Benefit Plan as of immediately prior to the Effective Time. In addition, during the Benefit Period Parent shall waive, or cause to be waived, any limitations on benefits relating to any pre-existing conditions to the extent such conditions are waived or such conditions were covered immediately prior to the Effective Time under the applicable Benefit Plan that provides group health benefits and Parent or its Subsidiaries shall recognize, for purposes of annual deductible and out of pocket limits under its or their medical and dental plans, deductible and out-of-pocket expenses paid by employees of the Company and its Subsidiaries in the calendar year in which the Effective Time occurs. The Company shall (or shall cause the applicable plan sponsor to), at least one (1) Business Day prior to the Closing Date, cease contributions to, and adopt written resolutions (or take other necessary and appropriate action) to terminate, the Company’s 401(k) plan(s) (the “401(k) Plan”) and to one hundred percent (100%) vest all participants under the 401(k) Plan, such termination and vesting to be effective no later than the Business Day preceding the Closing Date. To the extent permitted by applicable Law, the Parent reserves the right to suspend the distribution of benefits from the 401(k) Plan until the receipt of a favorable determination letter from the Internal Revenue Service with respect to the termination of the 401(k) Plan. The provisions of this Agreement, including this Section 7.05 are solely for the benefit of the parties to this Agreement and no current or former Service Provider or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement, and nothing contained herein shall be construed as an amendment to any employee benefit plan for any purpose. Furthermore, nothing in this Section 7.05 shall be interpreted as requiring Parent or the Surviving Corporation to continue the service of any employee; all employment shall be considered “at-will.”

Section 7.06 Directors’ and Officers’ Indemnification and Insurance.

(a) Parent, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) honor and fulfill in all respects the obligations of the Company and its Subsidiaries for acts or omissions occurring prior to the Effective Time under (i) any indemnification, advancement of expenses and exculpation provision with respect to the current or former directors and officers of the Company and its Subsidiaries set forth in any organizational documents of the Company or any of its Subsidiaries as in effect on the date of this Agreement and (ii) all indemnification agreements between the Company or any of its Subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (the “Indemnified Parties”). The indemnification agreements described in subsection (ii) are set forth on Section 7.06(a) of the Company Disclosure Schedule. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause the organizational documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to exculpation, advancement of expenses and indemnification that are at least as favorable to the Indemnified Parties as those contained in the organizational documents of the Company and its Subsidiaries as in effect on the date hereof, and during such six year period, such provisions shall not be amended, repealed, or otherwise modified in any manner that would be adverse to the Indemnified Parties except as required by applicable Law.

(b) From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) indemnify and hold harmless each Indemnified Party from and against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with (i) the fact that an Indemnified Party was a director or officer of the Company or any of its Subsidiaries prior to or at the Effective Time, (ii) any acts or omissions occurring or alleged to occur prior to or at the Effective Time in such Indemnified Party’s capacity as a director or officer of the Company or any of its Subsidiaries, or (iii) the Merger, this Agreement or any of the Transactions; provided, however, that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Party delivers to the Surviving Corporation a written notice asserting a claim for indemnification under this Section 7.06(b), then the claim asserted in such notice shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, to the fullest extent permitted by applicable Law, the Surviving Corporation shall advance ((and Parent shall cause the Surviving Corporation to advance), prior to the final disposition of any claim, proceeding, investigation or inquiry for which indemnification may be sought under this Agreement, promptly following request by an Indemnified Party therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Party in connection with any such claim, proceeding, investigation or inquiry; provided, that the Indemnified Party to whom such costs, fees and expenses are advanced provides an undertaking to repay such costs, fees and expenses if it is ultimately determined that such Indemnified Party is not entitled to indemnification or advancement; provided, further, that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Party delivers to the Surviving Corporation a written notice asserting a claim for advancement under this Section 7.06(b), then the right to advancement asserted in such notice shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved.

(c) Prior to the Effective Time, notwithstanding anything to the contrary set forth in this Agreement, the Company may purchase a six year “tail” prepaid policy on the Company’s current directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time (“D&O Insurance”). In the event that the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder for so long as such “tail” policy shall be maintained in full force and effect. In the event that the Company does not elect to purchase such a “tail” policy prior to the Effective Time, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain in effect D&O Insurance covering each Indemnified Party, on terms with respect to the coverage and amounts that are not less advantageous to the Indemnified Party than the existing D&O Insurance maintained by the Company as of the date hereof, covering claims arising from facts, events, acts or omissions that have occurred at or prior to the Effective Time, including the Transactions. In connection with such “tail” policy or maintaining such D&O Insurance, the Company shall not pay, and Parent and the Surviving Corporation shall not be obligated to pay, annual premiums in excess of three hundred percent (300%) of the amount paid by the

Company as set forth in Section 7.06(c) of the Disclosure Schedule (such three hundred percent (300%) amount, the “Maximum Annual Premium”) (which premiums the Company represents and warrants to be as set forth in Section 7.06(c) of the Company Disclosure Schedule); provided that, if the annual premiums of such insurance coverage exceed such amount, the Company may and Parent and the Surviving Corporation shall be obligated to obtain a substantially similar policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium.

(d) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of their respective properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.06.

(e) The provisions of this Section 7.06 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs, each of which shall be a third-party beneficiary of the provisions of this Section 7.06.

(f) The agreements and covenants contained in this Section 7.06 shall not be deemed to be exclusive of any other rights to which any such Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees.

Section 7.07 Notification of Certain Matters. (a) From and after the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement in accordance with its terms, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the occurrence, or non-occurrence, of any event which would reasonably be expected to cause any condition to the obligation of any Party to effect the Transactions not to be satisfied, and (ii) any failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement which would reasonably be expected to cause any condition to the obligation of any Party to effect the Transactions not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 7.07 shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

(b) From and after the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement in accordance with its terms, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any written notice or other written communication from any Governmental Authority in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions.

Section 7.08 Reasonable Best Efforts; Further Action. (a) Parent and the Company shall use reasonable best efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transactions, including the satisfaction of the conditions set forth in Article VIII, as promptly as practicable, (ii) as promptly as practicable obtain all authorizations, consents, orders, waivers or approvals of all Governmental Authorities that are required to be obtained in connection with the consummation of the Transactions, (iii) provide such other information to any Governmental Authority as such Governmental Authority may reasonably request in connection herewith and (iv) obtain all necessary consents, approvals or waivers from third parties (provided, that neither the Company nor Parent nor any of their respective Affiliates shall be required to make any expenditures in connection with obtaining any such consent, approval or waiver under this subsection (iv)). Each Party hereto agrees to make as promptly as practicable after the date of this Agreement its respective filing, if necessary, pursuant to the HSR Act with respect to the Transactions and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act. Each Party hereto agrees to make as promptly as practicable after the date of this Agreement its respective filings and notifications (the “Filings”) if any, under any other applicable antitrust, competition, trade regulation or securities Law, and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the applicable antitrust, competition, or trade regulation Law. Except as set forth in the first sentence of Section 9.03(c), Parent will pay all fees or make other payments to any Governmental Authority in order to obtain any such authorizations, consents, orders or approvals.

(b) Parent and the Company agree to use reasonable best efforts to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation Law that may be asserted by any Governmental Authority or any other party so as to enable the Parties to consummate the transactions contemplated hereby as promptly as practicable, and in any event prior to the Termination Date.

(c) Each Party shall promptly notify the other Party of any material communication it or any of its Affiliates or Representatives receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other Party to review in advance any proposed material communication by such party to any Governmental Authority. None of the parties to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry relating to the matters that are the subject of this Agreement unless it consults in good faith with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate at such meeting. The Parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under the HSR Act. The Parties will provide each other with copies of all correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement; provided, however, that materials may be redacted (i) to remove references concerning the valuation of the Company, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable attorney-client or other privilege concerns.

(d) Neither Parent, Merger Sub, nor the Company, directly or indirectly through one of their controlled affiliates, shall enter into any agreement, transaction, or any agreement to effect any transaction (including any merger or acquisition) that might reasonably be expected to make it more difficult, or to increase the time required to: (i) obtain the expiration or termination of the waiting period under the HSR Act, or any other applicable antitrust, competition, or trade regulation Law, applicable to the transactions contemplated by this Agreement, (ii) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that would materially delay or prevent the consummation of the transactions contemplated hereby, or (iii) obtain all authorizations, consents, orders and approvals of Governmental Authorities necessary for the consummation of the transactions contemplated by this Agreement.

(e) Immediately following the execution of this Agreement, Parent shall duly approve and adopt this Agreement in its capacity as sole shareholder of Merger Sub in accordance with applicable Law and the organizational documents of Merger Sub and deliver to the Company evidence of its vote or action by written consent so approving and adopting this Agreement.

Section 7.09 Obligations of the Parties. Parent shall take all actions necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement and ensure that prior to the Effective Time, Merger Sub shall not conduct any business or make any investments or incur or generate any Indebtedness, in each case, other than incidental to the Transactions. The Company shall take all actions necessary to cause each of its Subsidiaries to perform their obligations under this Agreement.

Section 7.10 Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Parent and the Company. Thereafter, unless otherwise required by applicable Law or stock exchange rules (in which case, the Party required to make the release or announcement shall use its reasonable best efforts to allow the other Party reasonable time to comment on such release or announcement in advance of its issuance), each of Parent and the Company shall consult with the other before issuing any press release or otherwise making any public announcement with respect to this Agreement, the Merger, the JV Transaction or any of the other Transactions (other than any press release or public statement with respect to a Change in the Company Recommendation or Superior Proposal in accordance with Section 7.03(e); provided, however, that this Section 7.10 shall terminate upon a Change in the Company Recommendation).

Section 7.11 Stock Exchange Delisting. Parent shall use reasonable best efforts to cause (a) the Company Shares and the Company ADSs to be delisted from NYSE Amex as promptly as practicable after the Effective Time, and (b) the Company to be deregistered under the Exchange Act, in each case, as promptly as practicable after the Effective Time.

Section 7.12 Takeover Statute. If the restrictions of any Takeover Laws are or may become applicable to the Merger or any of the other Transactions, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no such restriction is or becomes applicable to the Merger or any of the other Transactions and (b) if any such restriction is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or lawfully minimize the effects of such Takeover Laws on the Merger and the other Transactions.

Section 7.13 Resignations. On the Closing Date, the Company shall cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company.

Section 7.14 Participation in Litigation. Prior to the Effective Time, Parent shall give prompt notice to the Company and shall keep the Company informed with respect to the status, and the Company shall give prompt notice to Parent and shall keep Parent informed with respect to the status, of any Action commenced or, to the Company’s Knowledge on the one hand and Parent’s Knowledge on the other hand, threatened against such party which relate to this Agreement and the Transactions. The Company shall give Parent reasonable opportunity to participate in the defense or settlement of any shareholder Action against the Company and/or its directors relating to the Transactions and no settlement in connection with any such Action shall be agreed to prior to the Effective Time without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 7.15 JV Transaction and Digital Li-Ning Termination. The Company shall ensure that the JV Transaction is consummated or completed at or prior to the Closing (a) in accordance with the JV Purchase Agreement in the final form provided to Parent prior to the execution and delivery of this Agreement, and (b) in such a manner so that none of Parent, the Surviving Corporation or any of their Affiliates shall have any liabilities or obligations following the Effective Time with respect to any Joint Venture Entity. Without Parent’s prior written consent, the Company shall not amend, modify or terminate, or waive any material rights under the Contracts listed in Section 7.15 of the Company Disclosure Schedule (including the JV Purchase Agreement) or enter into any other agreement with respect to the JV Transaction or with respect to the voluntary liquidation and/or dissolution of the Company’s direct or indirect equity interests in Xijiao International Limited, Xijiao Hong Kong Limited or Digital Li-Ning or any Subsidiaries of Digital Li-Ning. The Company and its Subsidiaries shall promptly, but in no event later than thirty (30) days following the date of this Agreement, make any filing required under the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Non-resident Enterprises’ Equity Transfer Income (“Circular 698”) promulgated by the People’s Republic of China in connection with the actions contemplated by this Section 7.15.

Section 7.16 Affiliates Contracts Termination. The Company shall ensure that all Contracts that are outstanding and in effect as of the date hereof that are set forth on Section 4.21 of the Company Disclosure Schedule are terminated at or prior to the Closing in such a manner so that none of Parent, the Surviving Corporation or any of their Affiliates shall have any liabilities or obligations with respect to any such Contracts, and neither the Company nor any of its Subsidiaries shall make any expenditures or incur any liability of any nature in connection with any such termination, except for a termination payment in an amount not to exceed $250,000 with respect to the agreement set forth in Section 4.21(6) of the Company Disclosure Schedule.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.01 Conditions to the Obligations of Each Party. The respective obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Closing Date of the following conditions:

(a) Shareholder Approval. The Required Company Vote shall have been obtained.

(b) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is then in effect and has the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions (collectively, a “Restraint”).

(c) Antitrust Approvals and Waiting Periods. Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

Section 8.02 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 4.03 (Capitalization) shall be true and correct except for de minimis inaccuracies, (ii) the representations and warranties of the Company set forth in Section 4.17 (Brokers), Section 4.21 (Affiliate Transactions) and Section 4.22(e) (Joint Venture Entities) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) in all material respects and (iii) each of the other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), except where the failure of such representations and warranties of the Company to be so true and correct would not have a Company Material Adverse Effect, in the case of (i), (ii) and (iii) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except to the extent such representation or warranty is expressly made as of a specific date, in which case such representations and warranties shall be true and correct as of such specific date only.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all of the agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

(d) Officer’s Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by the chief executive officer or chief financial officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a), Section 8.02(b) and Section 8.02(c).

Section 8.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, in each case, except (i) to the extent such representation or warranty is expressly made as of a specific date, in which case such representations and warranties shall be true and correct as of such specific date only and (ii) where the failure of such representations and warranties of Parent and Merger Sub to be so true and correct has not, individually or in the aggregate, prevented or materially adversely delayed or impeded the ability of Parent or Merger Sub to consummate the Transactions.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all of the agreements and covenants required by this Agreement to be performed or complied with by them at or prior to the Closing.

(c) Officer’s Certificate. Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by an officer of Parent, certifying as to the satisfaction of the conditions specified in Section 8.03(a) and Section 8.03(b).

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.01 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Required Company Vote (except as set forth in Section 9.01(d)(ii)), by action taken or authorized by (x) in the case of the Company, the Company Board, and (y) in the case of Parent, the Parent Board, as follows (the date of any such termination, the “Termination Date”):

(a) by the mutual written consent of Parent and the Company duly authorized by the Parent Board and the Company Board, respectively; or

(b) by either Parent or the Company if:

(i) the Effective Time shall not have occurred on or before the End Date; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement or other intentional breach has been a principal cause of the failure of the Effective Time to occur on or before the End Date;

(ii) any Restraint having the effect set forth in Section 8.01(b) hereof shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(ii) shall not be available to any party whose failure to fulfill any obligation under this Agreement or other intentional breach has been a principal cause of the issuance of such final, non-appealable Restraint; or

(iii) the Required Company Vote shall not have been obtained upon a vote held at the Company Shareholders’ Meeting; or

(c) by Parent:

(i) if the Company shall have materially breached or be deemed to have breached in any material respect any covenant, obligation or agreement set forth in Section 7.02 or Section 7.03 and such breach cannot be cured by the Company by the End Date or, if capable of being cured, shall not have been cured in all material respects (x) within ten (10) Business Days following receipt of written notice by the Company from Parent of such breach or (y) any shorter period of time that remains between the date Parent provides written notice of such breach and the End Date;

(ii) upon a breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 8.02(a) or Section 8.02(b) would not be satisfied and such breach cannot be cured by the Company by the End Date or, if capable of being cured, shall not have been cured in all material respects (x) within fifteen (15) days following receipt of written notice by the Company from Parent of such breach or (y) any shorter period of time that remains between the date Parent provides written notice of such breach and the End Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.01(c)(ii) if either Parent or Merger Sub is then in material breach of any representations, warranties, covenants or other agreements hereunder such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied; or

(iii) (x) prior to obtaining the Required Company Vote, if there shall have been a Change in the Company Recommendation or (y) if a tender or exchange offer for Company Shares that constitutes an Acquisition Proposal (whether or not a Superior Proposal) is commenced by a Person unaffiliated with Parent and, within ten (10) Business Days after the public announcement of the commencement of such Acquisition Proposal, the Company shall not have filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the holders of Company Shares reject such Acquisition Proposal and not tender any Company Shares into such tender or exchange offer; or

(d) by the Company:

(i) upon a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of Parent and Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied and such breach cannot be cured by Parent or Merger Sub by the End Date or, if capable of being cured, shall not have been cured in all material respects (x) within fifteen (15) days following receipt of written notice by Parent from the Company of such breach or (y) any shorter period of time that remains between the date the Company provides written notice of such breach and the End Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this
Section 9.01(d)(i) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder such that the conditions set forth in Section 8.02(a) or Section 8.02(b) would not be satisfied;

(ii) prior to obtaining the Required Company Vote, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with Section 7.03(e); or

(iii) if (A) all the conditions to Closing contained in Section 8.01 and Section 8.02 have been satisfied (other than those conditions that by their nature are only capable of being satisfied at the Closing) or waived by Parent and Merger Sub, (B) Parent fails to fund the Exchange Fund within five (5) Business Days following the Closing Date, and (C) the Company stands ready, willing and able to consummate the Transactions during such period.

Section 9.02 Effect of Termination. In the event of the valid termination of this Agreement pursuant to Section 9.01, written notice thereof shall be given to the other party or parties, specifying the provision or provisions hereof pursuant to which such termination shall have been made, and this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto or their respective Subsidiaries or Representatives, except (a) with respect to this Section 9.02, Section 7.04(b), Section 9.03 and Article X which shall remain in full force and effect and (b) nothing in this Agreement shall relieve any Person from liability for any knowing and intentional breach of, or fraud in connection with, this Agreement. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

Section 9.03 Fees and Expenses. (a) If this Agreement is validly terminated by

(i) Parent, pursuant to Section 9.01(c)(i), Section 9.01(c)(ii) or Section 9.01(c)(iii); or

(ii) the Company, pursuant to Section 9.01(d)(ii);

then in any such event, the Company shall pay to Parent or its designee (A) promptly (but in any event no later than five (5) Business Days) after Parent terminates this Agreement pursuant to Section 9.01(c)(i), Section 9.01(c)(ii) or Section 9.01(c)(iii), or (B) on the date the Company terminates this Agreement pursuant to Section 9.01(d)(ii), an amount equal to $9,900,000 (the “Company Termination Fee”), which amount shall be payable in cash in immediately available funds, by wire transfer to an account or accounts designated in writing by Parent.

(b) In the event that (i) this Agreement is validly terminated by Parent or the Company pursuant to Section 9.01(b)(i) or Section 9.01(b)(iii), (ii) at or prior to the time of the termination of this Agreement a third party shall have announced, commenced, publicly disclosed or made known to the Company Board an Acquisition Proposal, and (iii) within three hundred sixty (360) days following the termination of this Agreement, the Company enters into a definitive acquisition or similar agreement with respect to an Acquisition Proposal or an Acquisition Proposal is consummated, then, in any such case, the Company shall pay to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within five (5) Business Days after the earlier of the date on which (i) the Company enters into a definitive acquisition or similar agreement with respect to an Acquisition Proposal and (ii) an Acquisition Proposal is consummated.

(c) If this Agreement is validly terminated by Parent or the Company pursuant to Section 9.01(b)(iii), then the Company shall, following receipt of an invoice therefor, promptly (but in any event no later than five (5) Business Days) pay to Parent or its designee all of Parent’s reasonable and documented out-of-pocket Expenses (including reasonable attorneys’ fees and expenses) actually incurred by Parent and its Affiliates on or prior to the termination of this Agreement in connection with the Transactions, which payment shall not exceed $3,300,000 in the aggregate (the “Parent Expenses”), in cash in immediately available funds, by wire transfer to an account or accounts designated in writing by Parent); provided, that the existence of circumstances which could require the Company Termination Fee to become subsequently payable by the Company pursuant to Section 9.03(b) shall not relieve the Company of its obligations to pay the Parent Expenses pursuant to this Section 9.03(c); provided, further, that the payment by the Company of the Parent Expenses pursuant to this Section 9.03(c) shall not relieve the Company of any subsequent obligation to pay the Company Termination Fee pursuant to Section 9.03(b). In the event the Company pays the Parent Expenses pursuant to this Section 9.03(c), the amount of such Parent Expenses actually paid shall be credited against any Company Termination Fee subsequently payable by the Company pursuant to Section 9.03(b).

(d) One-half of all Expenses incurred in connection with the filings made pursuant to the HSR Act with respect to the Transactions, and the preparation, printing, filing and mailing of the Proxy Statement (excluding attorneys’ fees and expenses) shall be paid by each of the Company and Parent. Except as specifically set forth in this Agreement (including this Section 9.03), all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expenses, whether or not the Merger or any other Transaction is consummated.

(e) The Company, Parent and Merger Sub acknowledge that the agreements contained in this Section 9.03 are an integral part of the Transactions and without the agreements contained in this Section 9.03, the Parties would not have entered into this Agreement. Accordingly, in the event that the Company shall fail to pay the Company Termination Fee and/or the Parent Expenses, as applicable, when due, and, in order to obtain the payment, Parent commences an Action which results in a judgment against the Company for such payment (or any portion thereof), the Company shall pay Parent its reasonably documented Expenses in connection with such Action, together with interest on the amount of (i) the Company Termination Fee and/or the Parent Expenses, as applicable, and (ii) such documented costs and expenses at the annual rate of five percent (5%) plus the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment is actually received.

(f) In no event shall the Company be required to pay the Company Termination Fee or Parent Expenses on more than one occasion (provided, that, for the avoidance of doubt, the Company may be required to pay both (i) the Parent Expenses pursuant to Section 9.03(c) and (ii) a portion of the Company Termination Fee pursuant to Section 9.03(b)). Subject to Section 10.06, if the Company pays the Company Termination Fee and/or the Parent Expenses pursuant to Section 9.03(a), Section 9.03(b) or
Section 9.03(c), then any such payment shall be the sole and exclusive remedy of Parent and Merger Sub against the Company and its Subsidiaries, and any of their respective former, current or future officers, directors, partners, equity holders, managers, members, Affiliates or successors (collectively, the “Company Related Parties”) and none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except (i) that the Company shall also be obligated to pay any Expenses and interest in accordance with Section 9.03(e), (ii) the Company may be required to pay both the Parent Expenses pursuant to Section 9.03(c) and a portion of the Company Termination Fee pursuant to Section 9.03(b) and (iii) nothing in this Section 9.03(f) shall relieve any Person from liability for any knowing and intentional breach of, or fraud in connection with, any provision of this Agreement. The receipt of the Company Termination Fee and/or the Parent Expenses shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by any of the Company Related Parties arising out of or in connection with this Agreement and the Transactions.

Section 9.04 Amendment. This Agreement may be amended by the Parties hereto by action taken by or on behalf of their respective boards of directors, at any time prior to the Effective Time; provided, however, that, after the Required Company Vote has been obtained, no amendment may be made that under applicable Law requires further approval by the shareholders of the Company without such approval having been obtained. This Agreement may not be amended except by an instrument in writing signed by each of the Parties hereto.

Section 9.05 Waiver. At any time prior to the Effective Time, any Party hereto may (a) extend the time for the performance of any obligation or other act of any other Party hereto, (b) waive any breach of or inaccuracy in the representations and warranties of any other Party contained in this Agreement or in any document delivered pursuant hereto and (c) subject to the proviso in the first sentence of Section 9.04 and to the extent permitted by applicable Law, waive compliance with any agreement of any other Party or any condition to its own obligations contained in this Agreement. Notwithstanding the foregoing, no failure or delay by the Company or Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise of any other right hereunder. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Party or Parties to be bound thereby.

ARTICLE X

GENERAL PROVISIONS

Section 10.01 Non-Survival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants and agreements in this Agreement and in any instrument delivered pursuant hereto shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 9.01, as the case may be, except for those covenants and agreements contained in this Agreement (including Article II, Article III, Section 7.04(b), Section 7.05, Section 7.06, Section 9.03 and this Article X) that by their terms are to be performed in whole or in part after the Effective Time (or termination of this Agreement, as applicable).

Section 10.02 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) upon confirmation of receipt after transmittal by facsimile (to such number specified below or another number or numbers as such Person may subsequently specify by proper notice under this Agreement), with a confirmatory copy to be sent by overnight courier, and (c) on the next Business Day when sent by national overnight courier, in each case to the respective parties and accompanied by a copy sent by email (which copy shall not constitute notice) at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.02):

if to Parent or Merger Sub:

c/o Accenture LLP

1345 Avenue of the Americas

New York, New York 10105

Attention: Stephanie K. Schnabel

Facsimile: +917 527 6126

and

c/o Accenture LLP

800 North Glebe Road

Suite 300

Arlington, Virginia 22203

Attention: Julie Sweet

Facsimile: +703 947 7666

with a copy to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attention:     Sarkis Jebejian, P.C.

           Michael Brueck

Facsimile: +212 446 4900

if to the Company:

Acquity Group Limited

6th Floor, Alexandra House

18 Chater Road

Hong Kong

Attention: Adrian Chan

Facsimile: +852 3106 4706

with a copy to:

Shearman & Sterling LLP

12/F, East Tower, Twin Towers

B-12 Jianguomenwai Dajie

Beijing 100022, China

Attention: Lee Edwards

Facsimile: +86 10 6563 6001

Section 10.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by virtue of any rule of Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 10.04 Entire Agreement; Assignment. This Agreement, the exhibits and schedules hereto (including the Company Disclosure Schedule) and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof;

provided, however, for the avoidance of doubt, that the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto. The Agreement shall not be assigned by any Party without the prior written consent of the other Parties; provided, however, that prior to the Effective Time, Parent and Merger Sub may assign this Agreement to any direct or indirect wholly-owned Subsidiary of Parent; provided, further, that no such assignment shall relieve the assigning party of any of its obligations hereunder.

Section 10.05 Parties in Interest. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, only the Parties hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than, after the Effective Time, as set forth in or contemplated by the terms and provisions of Section 7.06 (which is intended to be for the benefit of the Persons covered thereby).

Section 10.06 Specific Performance. The parties hereto agree that irreparable damage, for which monetary damages may not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties hereto. Prior to the termination of this Agreement pursuant to Section 9.01, it is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 10.06 this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each Party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 10.06. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to post a bond or undertaking in connection with such order or injunction sought in accordance with the terms of this Section 10.06.

Section 10.07 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the conflicts of law principles thereof. Notwithstanding the foregoing, if any provision of this Agreement with specific reference to the Laws of the Caymans Islands shall be subject to the Laws of the Cayman Islands, the Laws of the Cayman Islands shall supersede the Laws of the State of New York with respect to such provision. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any New York state or federal court sitting in the Borough of Manhattan of the City of New York. The parties hereto hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan of the City of New York for the purpose of any Action arising out of or relating to this Agreement brought by any Party, and (b) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts. Process in any such Action may be served on any Party anywhere in the world where such Party is subject to service of process, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 10.02 shall be deemed effective service of process on such Party.

Section 10.08 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or pdf) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 10.09 Waiver of Jury Trial. Each of the Parties hereto hereby irrevocably waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the Parties (a) certifies that no Representative of any other party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce the foregoing waiver, and (b) acknowledges that it and the other Parties hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.09.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Accenture Holdings B.V.

By	/s/ Stephanie K. Schnabel
Name: Stephanie K. Schnabel
Title: Authorized Signatory

Mahi Acquisition Corporation Ltd.

By	/s/ Stephanie K. Schnabel
Name: Stephanie K. Schnabel
Title: Vice President

Acquity Group Limited

By	/s/ Adrian Chan
Name: Adrian Chan
Title: Director

Exhibit A

PLAN OF MERGER

THIS PLAN OF MERGER is made on                     , 2013

BETWEEN

(1)	MAHI ACQUISITION CORPORATION LTD., an exempted company incorporated under the laws of the Cayman Islands on May 14, 2013, with its registered office situate at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands (“Mergersub”); and

(2)	ACQUITY GROUP LIMITED, an exempted company incorporated under the laws of the Cayman Islands, with its registered office situate at Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands (“Acquity” or “Surviving Company” and together with Mergersub, the “Constituent Companies”).

WHEREAS

(a)	Mergersub and Acquity have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an agreement (the “Agreement”) dated as of May 17, 2013 made among Accenture Holdings B.V., Mergersub and Acquity, a copy of which is attached as Annex A to this Plan of Merger and under the provisions of Part XVI of the Companies Law (as amended) of the Cayman Islands (the “Companies Law”).

(b)	This Plan of Merger is made in accordance with section 233 of the Companies Law.

W I T N E S S E T H:

CONSTITUENT COMPANIES

1.	The constituent companies (as defined in the Companies Law) to this Plan of Merger are the Surviving Company and Mergersub.

NAME OF THE SURVIVING COMPANY

2.	The surviving company (as defined in the Companies Law) is the Surviving Company.

REGISTERED OFFICE

3.	The registered office of Mergersub is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands and the registered office of Acquity is Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands and the registered office of the Surviving Company shall be at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands, after the Effective Date (as defined below).

AUTHORISED AND ISSUED SHARE CAPITAL

4.	Immediately prior to the Effective Date the authorized share capital of Mergersub will be $50,000 divided into 500,000,000 ordinary shares of $0.0001 par value per share of which 50,000,000 had been issued and fully paid.

5.	Immediately prior to the Effective Date the authorized share capital of Acquity will be $50,000 divided into 500,000,000 ordinary shares of $0.0001 par value per share of which 48,683,784 ordinary shares had been issued and fully paid.

6.	The authorized share capital of the Surviving Company shall be US$50,000 divided into 500,000,000 ordinary shares of US$0.0001 par value per share.

7.	The terms and conditions of the Merger, including the manner and basis of converting shares in Mergersub into shares in the Surviving Company, are set out in the Agreement.

8.	On the Effective Date (as defined below), the rights and restrictions attaching to the shares of the Surviving Company are set out in the M&A (as defined below).

EFFECTIVE DATE

9.	In accordance with section 233(13) of the Companies Law, the Merger shall take effect on the date this Plan of Merger is registered by the Registrar of Companies (the “Effective Date”).

PROPERTY

10.	On the Effective Date the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject to, in the same manner as the Constituent Companies, all mortgages, charges, security interests, contracts, obligations, claims, debts and liabilities of each of the Constituent Companies, in accordance with Section 236 of the Companies Law.

MEMORANDUM AND ARTICLES OF ASSOCIATION

11.	From the Effective Date, the Memorandum of Association and Articles of Association of Mergersub immediately prior to the Effective Date, a copy of which is attached as Annex B (the “M&A”) to this Plan of Merger, shall be the Memorandum of Association and Articles of Association of the Surviving Company except that:

(a) Clause 1 of the Memorandum of Association shall be replaced in its entirety with a new Clause 1 as follows:

“The name of the Company is Acquity Group Limited.”;

(b) the Articles of Association shall be amended to refer to the name of the Surviving Company as “Acquity Group Limited”, in each case, until thereafter changed or amended as provided therein or by applicable laws.

DIRECTORS BENEFITS

12.	There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING COMPANY

13.	The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS
[ ]	[ ]
[ ]	[ ]
[ ]	[ ]

SECURED CREDITORS

14.	(a) The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

(b) Mergersub has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

CONSTITUENT COMPANY APPROVALS

15.	This Plan of Merger has been approved by the board of directors of each Constituent Company pursuant to section 233(3) of the Companies Law.

16.	This Plan of Merger has been authorised by the shareholders of each Constituent Company pursuant to section 233(6) of the Companies Law.

TERMINATION

17.	At any time prior to the Effective Date, this Plan of Merger may be terminated in accordance with the terms and conditions of the Agreement.

GOVERNING LAW

18.	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

Each of the undersigned, being a Director of each of the Constituent Companies, has executed this Plan of Merger, which may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument, on the date indicated alongside the name below.

For and on behalf of MAHI ACQUISITION CORPORATION LTD.:

[Name]	Date
Director

For and on behalf of ACQUITY GROUP LIMITED:

[Name]	Date
Director

Note: The Annexes form part of this Plan of Merger.

ANNEX A

(the “Agreement”)

ANNEX B

The Memorandum of Association and Articles of Association of Mergersub

Exhibit 2

Confidential	Execution Version

SUPPORT AGREEMENT

SUPPORT AGREEMENT, dated as of May 17, 2013 (this “Agreement”), among Accenture Holdings B.V., a private company with limited liability registered in the Netherlands (“Parent”), and each of the Persons whose names appear on the signature pages of this Agreement (each, a “Shareholder” and, collectively, the “Shareholders”).

WHEREAS, each Shareholder is the record owner and/or Beneficial Owner (as defined below) of certain ordinary shares of Acquity Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), par value $0.0001 per share (the “Company Shares”), as set forth opposite such Shareholder’s name on Exhibit A hereto (all such Company Shares and any Company Shares of which ownership of record or the power to vote is hereafter acquired by the Shareholders prior to the termination of this Agreement being referred to herein as the “Subject Shares”); and

WHEREAS, Parent, Mahi Acquisition Corporation Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company propose to enter into, simultaneously herewith, an Agreement and Plan of Merger in substantially the form attached hereto as Exhibit B (as it may be amended from time to time, the “Merger Agreement”; terms used but not defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement), a draft of which has been made available to each Shareholder, which provides, upon the terms and subject to the conditions thereof, for the merger of Merger Sub with and into the Company (the “Merger”);

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein and in the Merger Agreement, and intending to be legally bound hereby, the Shareholders hereby agree as follows:

1. Grant of Proxy. (a) Each Shareholder, by this Agreement, with respect to his, her or its Subject Shares, hereby grants an irrevocable proxy to Parent (and agrees to take all such actions and execute all such documents or certificates evidencing such proxy as Parent may reasonably request) to (i) appear and cause to be present (in person or by proxy) all of such Shareholder’s Subject Shares at the Company Shareholders’ Meeting, (ii) vote, at the Company Shareholders’ Meeting, all of such Shareholder’s Subject Shares (A) in favor of the approval and adoption of the Merger Agreement and approval of the Merger and all other transactions contemplated by the Merger Agreement and this Agreement, (B) against any Acquisition Proposal or any transaction contemplated by such Acquisition Proposal, (C) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement and considered and voted upon by the shareholders of the Company and (D) against any action or proposal that would reasonably be expected to, in a material manner, impede, adversely affect or delay the timely consummation of the Merger or the fulfillment of any of the Company’s obligations under the Merger Agreement. Each Shareholder further agrees to cause such Shareholder’s Subject Shares to be voted in accordance with the foregoing. The obligations of each Shareholder set forth in this Section 1 shall apply whether or not the approval and adoption of the Merger Agreement or any other action described in this Section 1 is or continues to be recommended by the Company Board (and, for the avoidance of doubt, all such obligations of each Shareholder shall apply despite any Change in the Company Recommendation). THIS PROXY IS IRREVOCABLE AND COUPLED WITH AN INTEREST.

2. Transfer of Shares. Each Shareholder agrees that he, she or it shall not, directly or indirectly, (a) sell, assign, transfer (including by operation of law), lien, pledge, dispose of or otherwise encumber any of the Subject Shares or otherwise agree to do any of the foregoing, (b) deposit any Subject Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any Subject Shares or (d) take any action that would make any representation or warranty of such Shareholder herein untrue or incorrect in any material respect or have the effect of preventing or disabling the Shareholder from performing his, her or its obligations hereunder.

3. No Solicitation of Transactions. None of the Shareholders shall, directly or indirectly, through any officer, director, agent or otherwise, (a) make, solicit or initiate, or take any other action to knowingly facilitate or encourage, any Acquisition Proposal, (b) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data concerning, the Company or any of its Subsidiaries to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) in connection with, or with the intent to induce the making, submission or announcement of, or the intent to encourage or assist, an Acquisition Proposal, (c) enter into any agreement relating to any Acquisition Proposal or (d) except as required by applicable Law or stock exchange rules or Governmental Authority, make any public announcement regarding the Merger Agreement, the Merger or this Agreement without the prior written consent of Parent; provided, however, that nothing in this Section 3 shall prevent the Shareholder, in his, her or its capacity as a director or executive officer of the Company from engaging in any activity permitted pursuant to Section 7.03(c) of the Merger Agreement. Each Shareholder shall, and shall cause his, her or its representatives and agents to, immediately cease and cause to be terminated any ongoing discussions or negotiations with any Person (other than Parent and Merger Sub and their respective Representatives) with respect to any Acquisition Proposal. Each Shareholder shall, to the extent it becomes aware, promptly (and in any event, within 24 hours) notify Parent of any Acquisition Proposal or any request for information with respect to any Acquisition Proposal, the material terms and conditions of such Acquisition Proposal or request and the identity of the Person making such Acquisition Proposal or request and thereafter shall keep Parent reasonably informed on a prompt basis (and in any event, within 24 hours) of the status and material terms of any such Acquisition Proposal or request.

4. Representations and Warranties of the Shareholders. Each Shareholder hereby severally and not jointly represents and warrants to Parent as follows:

(a) Such Shareholder has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by such Shareholder and the consummation by such Shareholder of the transactions contemplated hereby have been duly and validly authorized by all necessary action, and no other proceedings on the part of such Shareholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Shareholder and, assuming the due authorization, execution and delivery by Parent, constitutes the legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms.

(b) The execution and delivery of this Agreement by such Shareholder do not, and the performance of this Agreement by such Shareholder will not, (i) conflict with or violate the organizational documents of such Shareholder (that is not an individual), (ii) assuming that all consents, approvals, authorizations and other actions described in subsection (c) have been obtained and all filings and obligations described in subsection (c) have been made, conflict with or violate any Law applicable to such Shareholder or by which any property or asset of such Shareholder is bound or affected, or (iii) result in any breach of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on such Shareholder’s Subject Shares pursuant to, any agreement to which such Shareholder is a party or by which any property or asset of such Shareholder is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences as would not, individually or in the aggregate, prevent or materially delay the performance by such Shareholder of any of its obligations pursuant to this Agreement.

(c) The execution and delivery of this Agreement by such Shareholder do not, and the performance of this Agreement by such Shareholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or any other Person, except (i) for applicable requirements, if any, of the Exchange Act and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay the performance by such Shareholder of any of its obligations pursuant to this Agreement.

(d) Such Shareholder is the record owner and/or Beneficial Owner of the Subject Shares set forth opposite such Shareholder’s name on Exhibit A hereto. There are no Company Shares of which a Shareholder is the record owner and/or Beneficial Owner other than the Subject Shares set forth opposite such Shareholder’s name on Exhibit A hereto. Except as provided in a Deed in Respect of the Bonds Issued, dated April 3, 2012, among 2020 China Holdings, Ltd., Datai Bay Investments Ltd., SHK Asian Opportunities Holdings Ltd. and 2020

2

Equity Partners Limited, such Shareholder has (and, with respect to Subject Shares acquired after the date hereof, will have) full power to vote (or cause to be voted) and full power to dispose of (or cause to be disposed), all of the Subject Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement. For purposes of this Agreement, “Beneficially Owns”, “Beneficial Owner” or “Beneficial Ownership” with respect to any securities means having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act).

5. Representations and Warranties of Parent. Parent hereby represents and warrants to each Shareholder as follows:

(a) Parent has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the Shareholders, constitutes the legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms.

(b) The execution and delivery of this Agreement by Parent do not, and the performance of this Agreement by Parent will not, (i) conflict with or violate the organizational documents of Parent, (ii) assuming that all consents, approvals, authorizations and other actions described in subsection (c) have been obtained and all filings and obligations described in subsection (c) have been made, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent or by which any property or asset of Parent is bound or affected, or (iii) result in any breach of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property or asset of Parent pursuant to, any agreement to which Parent is a party or by which any property or asset of Parent is bound or affected.

(c) The execution and delivery of this Agreement by Parent do not, and the performance of this Agreement by Parent will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for applicable requirements, if any, of the Exchange Act.

6. Termination. Notwithstanding anything to the contrary, the obligations of each Shareholder under this Agreement shall terminate upon the earliest of (a) the Effective Time, (b) the termination of the Merger Agreement or any amendment to the Merger Agreement which materially and adversely affects such Shareholder (including, without limitation, any decrease in the Per Share Merger Consideration) and (c) the written agreement of the Shareholders and Parent to terminate this Agreement. Nothing in this Section 6 shall relieve any party from liability for any breach of this Agreement.

7. Waiver of Appraisal and Dissenters’ Rights. Each Shareholder hereby waives, and agrees not to assert or perfect, any rights of appraisal or rights to dissent from the Merger that such Shareholder may have by virtue of ownership of the Shares (including, without limitation, pursuant to Section 238 of the Cayman Companies Law).

8. Miscellaneous. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the transactions contemplated hereby are consummated; all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy, or e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at their addresses as specified on the signature page(s) of this Agreement or pursuant to such other instructions as may be designated in writing by the party to receive such notice; the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term; if any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so

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long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party; this Agreement and the Merger Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof; this Agreement shall not be assigned, except that Parent may assign all or any of its rights and obligations hereunder to any affiliate of Parent, provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations; this Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; the parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity; this Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State; all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any New York state or federal court sitting in the Borough of Manhattan of the City of New York; the parties hereto hereby submit to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan of the City of New York for the purpose of any Action arising out of or relating to this Agreement brought by any Party, and irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above named courts; process in any such Action may be served on any party hereto anywhere in the world where such party is subject to service of process, whether within or without the jurisdiction of any such court; this Agreement may be executed and delivered (including by facsimile transmission and e-mail) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement; from time to time, at the request of Parent, in the case of any Shareholder, or at the request of the Shareholders, in the case of Parent, and without further consideration, each party shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement; each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Accenture Holdings B.V.

Name:
Title:

[Shareholder]

Name:
Title: